UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

BBVA

BBVA Creating Opportunities

Results 2018

4Q18

BBVA Group highlights

BBVA Group highlights

(Consolidated figures)

	IFRS 9		IAS 39
	31-12-18	Δ %	31-12-17	31-12-16
Balance sheet (millions of euros)
Total assets	676,689	(1.9)	690,059	731,856
Loans and advances to customers (gross)	386,225	(3.5)	400,369	430,474
Deposits from customers	375,970	(0.1)	376,379	401,465
Other customer funds	128,103	(5.0)	134,906	132,092
Total customer funds	504,073	(1.4)	511,285	533,557
Total equity	52,874	(0.8)	53,323	55,428
Income statement (millions of euros)
Net interest income	17,591	(0.9)	17,758	17,059
Gross income	23,747	(6.0)	25,270	24,653
Operating income	12,045	(5.7)	12,770	11,862
Profit/(loss) before tax	7,580	9.4	6,931	6,392
Net attributable profit	5,324	51.3	3,519	3,475
The BBVA share and share performance ratios
Number of shares (million)	6,668	—	6,668	6,567
Share price (euros)	4.64	(34.8)	7.11	6.41
Earning per share (euros) (1)	0.76	55.9	0.48	0.49
Book value per share (euros)	7.12	2.2	6.96	7.22
Tangible book value per share (euros)	5.86	2.9	5.69	5.73
Market capitalization (millions of euros)	30,909	(34.8)	47,422	42,118
Yield (dividend/price; %)	5.4		4.2	5.8
Significant ratios (%)
ROE (net attributable profit/average shareholders’ funds +/- average accumulated other comprehensive income) (2)	11.6		7.4	7.3
ROTE (net attributable profit/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (2)	14.1		9.1	9.2
ROA (Profit or loss for the year/average total assets)	0.91		0.68	0.64
RORWA (Profit or loss for the year/average risk-weighted assets - RWA)	1.74		1.27	1.19
Efficiency ratio	49.3		49.5	51.9
Cost of risk	1.01		0.89	0.85
NPL ratio	3.9		4.6	5.0
NPL coverage ratio	73		65	70
Capital adequacy ratios (%)
CET1 fully-loaded	11.3		11.1	10.9
CET1 phased-in (3)	11.6		11.7	12.2
Tier 1 phased-in (3)	13.2		13.0	12.9
Total ratio phased-in (3)	15.7		15.5	15.1
Other information
Number of shareholders	902,708	1.3	891,453	935,284
Number of employees	125,627	(4.7)	131,856	134,792
Number of branches	7,963	(3.7)	8,271	8,660
Number of ATMs	32,029	1.1	31,688	31,120

General note: data as of 31-12-17 and 31-12-16 are presented for comparison purposes only.

(1)	Adjusted by additional Tier 1 instrument remuneration.
(2)

The ROE and ROTE ratios include, in the denominator, the Group’s average shareholders’ funds and take into account the item called “Accumulated other comprehensive income”, which forms part of the equity. Excluding this item, the ROE would stand at 10.1%, in 2018; 6.7%, in 2017; and 6.9%, in 2016; and the ROTE at 12.0%, 8.0% and 8.6%, respectively.

(3)

As of December, 31 2018 phased-in ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis of Capital Requirements Regulation (CRR). The capital ratios are calculated under CRD IV from Basel III regulation, in which a phase-in of 80% is applied for 2017 and a phase-in of 60% for 2016.

Group information

Relevant events

Results

•	Generalized growth in the more recurring revenue items for almost all business areas.

•	Containment trend in operating expenses, whose performance is affected by exchange rates trends.

•	Lower amount of impairment on financial assets not measured at fair value through profit or loss (hereinafter, “impairment on financial assets”) affected by the negative impact of the recognition in the fourth quarter of 2017 of impairment losses, amounting €1,123m from BBVA’s stake in Telefónica, S.A.
•	The financial statements of the Group for 2018 include, on one hand, the negative impact derived from the accounting for hyperinflation in Argentina (-€266m) in the net attributable profit, and on the other hand, the positive impact on equity of €129m.

•	The result of corporate operations amounted to €633m and includes the capital gains (net of taxes) arising from the sale of BBVA’s equity stake in BBVA Chile.

•	The net attributable profit was €5,324m, 51.3% higher than in 2017.

•	Net attributable profit excluding results from corporate operations stood at €4,691m, up 33.3% higher than the result reached in 2017.

Balance sheet and business activity

•	Lower volume of loans and advances to customers (gross); however, by business areas, in the United States, Mexico, South America (excluding BBVA Chile) and Rest of Eurasia volumes increased.

•	Non-performing loans continue to reduce in 2018.

•	Within off-balance-sheet funds, mutual funds continue to perform positively.

Solvency

•	The capital position is above regulatory requirements.

•	BBVA has once again excelled in EU-wide bank stress tests thanks to its resilience in the face of potential economic shocks. According to the exercise results, under the adverse scenario, BBVA is the second bank among its European peers with lower negative impact in CET1 fully-loaded capital ratio and one of the few banks with the ability to generate an accumulated profit in the three-year period under analysis (2018, 2019, and 2020), under this scenario.

Risk management

•	Solid indicators of the main credit-risk metrics: as of 31-December-2018, the NPL ratio closed at 3.9%, the NPL coverage ratio at 73% and the cumulative cost of risk at 1.01%.

Transformation

•	The Group’s digital and mobile customer base and digital sales continue to increase in all the geographic areas where BBVA operates with a positive impact in efficiency.

Appointments

•	BBVA’s Board of Directors, in its meeting held on December 20, 2018, approved the succession plans for the Group Executive Chairman and for the Chief Executive Officer and appointed Carlos Torres Vila as Executive Chairman of BBVA, replacing Francisco González Rodríguez and Onur Genç as member of the Board of Directors and as Chief Executive Officer of BBVA. The Board of Directors also approved organisational changes, which involve changes at the senior management level of BBVA Group. On December, 21st, BBVA received the required administrative authorisations to give full effect to the resolutions approved.

Other matters of interest

•	On December, 26th, BBVA reached an agreement with Voyager Investing UK Limited Partnership, an entity managed by Canada Pension Plan Investment Board (“CPPIB”) for the transfer of a credit portfolio mainly composed by non-performing and defaulted mortgage loans. The closing of the Transaction will be completed as soon as the relevant conditions are fulfilled, which is expected to occur within the second quarter of 2019. In addition, it is expected that the impact in the Group’s attributable profit, which is currently expected to be positive by €150m, net of taxes and other adjustments, and the impact in the Common Equity Tier 1 (fully-loaded), which is expected to be slightly positive.

•	Impact of the initial implementation of IFRS 9: The figures corresponding to 2018 are prepared under International Financial Reporting Standard 9 (IFRS 9), which entered into force on January 1, 2018. This new accounting standard did not require the restatement of comparative information from prior periods, so the comparative figures shown for the year 2017 have been prepared in accordance with the IAS 39 (International Accounting Standard 39) regulation applicable at that time. The impacts derived from the first application of IFRS 9, as of January 1, 2018, were registered with a charge to reserves of approximately €900m (net of fiscal effect) mainly due to the allocation of provisions based on expected losses, compared to the model of losses incurred under the previous IAS 39.

In capital, the impact derived from the first application of IFRS 9 has been a reduction of 31 basis points with respect to the fully-loaded CET1 ratio of December 2017.

•	IFRS 16 came into effect on January 1, 2019, a standard on leases introduces a single lessee accounting model and will require lessees to recognize assets and liabilities of all lease contracts. The main impact in the Group is the recognition of the right-of-use assets and lease liabilities in an approximate amount of €3,600m mainly coming from the Group’s activity in Spain and lease of premises of its branch network. The estimated impact in terms of capital for the Group amounts to approximately -12 basis points in terms of CET1.
•	Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA, S.A.”) stand-alone financial statements: BBVA has estimated that, mainly due to the depreciation of the Turkish lira, there is an impairment of its participation in Garanti Bank that only affects the stand-alone financial statements of BBVA, S.A. For this reason, a negative adjustment for a net amount of €1,517m has been registered in the income statement of BBVA, S.A. for the year 2018. Total equity for BBVA, S.A. as of December 31, 2018 has decreased by this same amount. The impact on the fully-loaded CET1 capital ratio of BBVA, S.A. is approximately -10 basis points.

It is important to note that the recognition of this accounting impact in the stand-alone financial statements of BBVA, S.A. does not generate any impact on the Consolidated Group (neither on the attributed profit, total equity or capital ratios), it does not generate any additional cash outflow and will not affect the dividend distribution to shareholders.

Results

BBVA generated a net attributable profit of €5,324m in 2018, which represents a year-on-year increase of 51.3% (+78.2% at constant exchange rates) that includes the results from corporate operations originated by the capital gains (net of taxes) from the sale of BBVA Chile. Moreover, at constant exchange rates, it is worth mentioning the good performance of recurring revenue, lower loan-loss impairments (affected by the negative impact of the recognition in the fourth quarter of 2017 of impairment losses, amounting €1,123m from BBVA stake in Telefónica, S.A.) and provisions, which offsets the lower contribution from net trading income (NTI) compared to the same period the previous year. Consolidated income statement: quarterly evolution (Millions of euros)

Consolidated income statement: quarterly evolution

(Million of euros)

	IFRS 9				IAS 39
	2018				2017
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	4,692	4,256	4,355	4,288	4,557	4,399	4,481	4,322
Net fees and commissions	1,226	1,161	1,256	1,236	1,215	1,249	1,233	1,223
Net trading income	316	200	297	410	552	347	378	691
Dividend income	62	11	72	12	86	35	169	43
Share of profit or loss of entities accounted for using the equity method	(19)	(3)	6	8	5	6	(2)	(5)
Other operating income and expenses	(126)	(102)	(10)	142	(54)	154	77	108
Gross income	6,151	5,522	5,977	6,096	6,362	6,189	6,336	6,383
Operating expenses	(2,981)	(2,779)	(2,963)	(2,979)	(3,114)	(3,075)	(3,175)	(3,137)
Personnel expenses	(1,557)	(1,438)	(1,560)	(1,566)	(1,640)	(1,607)	(1,677)	(1,647)
Other administrative expenses	(1,119)	(1,044)	(1,105)	(1,106)	(1,143)	(1,123)	(1,139)	(1,136)
Depreciation	(305)	(297)	(299)	(307)	(331)	(344)	(359)	(354)
Operating income	3,170	2,743	3,014	3,117	3,248	3,115	3,161	3,246
Impairment on financial assets not measured at fair value through profit or loss	(1,353)	(1,018)	(788)	(823)	(1,885)	(976)	(997)	(945)
Provisions or reversal of provisions	(66)	(121)	(86)	(99)	(180)	(201)	(193)	(170)
Other gains (losses)	(183)	(36)	67	41	(267)	44	(3)	(66)
Profit/(loss) before tax	1,568	1,569	2,207	2,237	916	1,982	1,969	2,065
Income tax	(421)	(428)	(602)	(611)	(499)	(550)	(546)	(573)
Profit/(loss) after tax from ongoing operations	1,147	1,141	1,604	1,626	417	1,431	1,422	1,492
Results from corporate operations (1)	—	633	—	—	—	—	—	—
Profit/(loss) for the year	1,147	1,774	1,604	1,626	417	1,431	1,422	1,492
Non-controlling interests	(145)	(100)	(295)	(286)	(347)	(288)	(315)	(293)
Net attributable profit	1,001	1,674	1,309	1,340	70	1,143	1,107	1,199
Net attributable profit excluding results from corporate operations	1,001	1,040	1,309	1,340	70	1,143	1,107	1,199
Earning per share (euros) (2)	0.14	0.24	0.18	0.19	(0.00)	0.16	0.16	0.17

General note: the data for the quarters of 2018 are presented as proforma which are considered as Alternative Performance Measures (APM), the accumulated effect being fully collected to reflect the impact derived from the accounting for hyperinflation in Argentina between 1-1-2018 and 30-9-2018 in the third quarter of 2018, without having been reexpressed the data shown in the previous table for the first and second quarter of 2018.

(1)	Includes net capital gains from the sale of BBVA Chile.
(2)	Adjusted by additional Tier 1 instrument remuneration.

Consolidated income statement

(Millions of euros)

	IFRS 9			IAS 39
	2018	Δ %	Δ % at constant exchange rates	2017
Net interest income	17,591	(0.9)	10.8	17,758
Net fees and commissions	4,879	(0.8)	8.9	4,921
Net trading income	1,223	(37.8)	(33.9)	1,968
Dividend income	157	(52.9)	(52.0)	334
Share of profit or loss of entities accounted for using the equity method	(7)	n.s.	n.s.	4
Other operating income and expenses	(96)	n.s.	n.s.	285
Gross income	23,747	(6.0)	4.3	25,270
Operating expenses	(11,702)	(6.4)	2.5	(12,500)
Personnel expenses	(6,120)	(6.9)	2.0	(6,571)
Other administrative expenses	(4,374)	(3.7)	6.1	(4,541)
Depreciation	(1,208)	(12.9)	(6.5)	(1,387)
Operating income	12,045	(5.7)	6.2	12,770
Impairment on financial assets not measured at fair value through profit or loss	(3,981)	(17.1)	(12.0)	(4,803)
Provisions or reversal of provisions	(373)	(49.9)	(47.1)	(745)
Other gains (losses)	(110)	(62.1)	(63.0)	(292)
Profit/(loss) before tax	7,580	9.4	30.4	6,931
Income tax	(2,062)	(4.9)	9.2	(2,169)
Profit/(loss) after tax from ongoing operations	5,518	15.9	40.6	4,762
Results from corporate operations (1)	633	—	—	—
Profit/(loss) for the year	6,151	29.2	56.7	4,762
Non-controlling interests	(827)	(33.5)	(11.7)	(1,243)
Net attributable profit	5,324	51.3	78.2	3,519
Net attributable profit excluding results from corporate operations	4,691	33.3	57.0	3,519
Earning per share (euros) (2)	0.76			0.48

(1)	Includes net capital gains from the sale of BBVA Chile.
(2)	Adjusted by additional Tier 1 instrument remuneration.

Unless expressly indicated otherwise, to better understand the changes in the main headings of the Group’s income statement, the year-on-year percentage changes provided below refer to constant exchange rates.

Gross income

Gross income accumulated in the period grew by 4.3% year-on-year, supported by the positive performance of the more recurring items.

Net interest income grew by 10.8% year-on-year, leveraged mainly by higher contribution from inflation-linked bonds in Turkey. The other business areas, with the exception of Spain and Rest of Eurasia, also registered positive year-on-year changes, with Mexico, South America and the United States standing out, in this order, for its contribution. In the fourth quarter, net interest income grew by 5.2% in comparison with the previous quarter.

On the other hand, cumulative net fees and commissions (up 8.9% year-on-year) also registered a favorable evolution highly driven by their diversification. The quarterly figure performed well (up 1.1% in the fourth quarter).

As a result, the more recurring revenue items (net interest income plus net fees and commissions) increased by 10.4% year-on-year (up 4.3% over the third quarter).

NTI in 2018 moderated in comparison with the previous year, when it was exceptionally high, largely due to the registration of the capital gains of €228m before taxes, from market sales of the stake in China Citic Bank (CNCB): €204m in the first quarter, from the sale of 1.7% stake, and €24m in the third quarter from the sale of the remaining 0.34%. There have also been lower sales of ALCO portfolios in Spain in the first nine months of 2018 compared to the same period of the previous year. By business areas, NTI had a good performance in South America and Turkey.

Other operating income and expenses closed at -€96m in 2018 compared to €285m in 2017, mainly due to negative impact of the hyperinflation in Argentina which meant -€323m in this line of the income statement. The change is also explained by the higher contribution, amounting to €44m, to the Single Resolution Fund (SRF) and Deposit Guarantee Fund (DGF) in Spain. The net contribution of the insurance business grew by 8.7% in cumulative terms (+15.4% in the fourth quarter).

Operating income

Operating expenses in 2018 registered an increase of 2.5%, year-on-year, well below the inflation rate recorded in the main countries where BBVA is present (down 6.4% at current exchange rates). Cost discipline has been maintained in all the Group’s areas through various efficiency plans. By business area the biggest year-on-year reductions were in Banking activity in Spain and Non Core Real Estate. In the United States, Mexico and Turkey the growth of operating expenses was lower than the growth of gross income.

Breakdown of operating expenses and efficiency calculation

(Millions of euros)

	2018	Δ %	2017
Personnel expenses	6,120	(6.9)	6,571
Wages and salaries	4,786	(7.3)	5,163
Employee welfare expenses	869	(4.6)	911
Training expenses and other	465	(6.4)	497
Other administrative expenses	4,374	(3.7)	4,541
Property, fixtures and materials	982	(5.0)	1,033
IT	1,133	11.2	1,018
Communications	235	(12.7)	269
Advertising and publicity	336	(4.5)	352
Corporate expenses	109	(0.8)	110
Other expenses	1,162	(10.7)	1,301
Levies and taxes	417	(8.6)	456
Administration costs	10,494	(5.6)	11,112
Depreciation	1,208	(12.9)	1,387
Operating expenses	11,702	(6.4)	12,500
Gross income	23,747	(6.0)	25,270
Efficiency ratio (operating expenses/gross income; %)	49.3		49.5

As a consequence of this evolution of operating expenses, the efficiency ratio stood at 49.3% and the operating income posted a year-on-year growth of 6.2% (+9.4% in the last quarter of 2018).

Provisions and other

Impairment on financial assets in 2018 decreased by 12.0% in comparison with the figure for 2017, affected by the negative impact of the recognition in 2017 of impairment losses, amounting €1,123m from BBVA stake in Telefónica, S.A. as a result of the evolution of the price of the latter and in compliance with the requirements of the accounting standard IAS 39 which was in force at that point in time. By business area, they continued to fall in Spain, due to lower loan-loss provisioning requirements for large customers. In contrast, they increased, especially in Turkey, due to the deterioration of the macroeconomic scenario and some wholesale-customers and to a lesser extent in South America. On the other hand, Mexico stood in line with 2017.

The heading provisions or reversal of provisions (hereinafter, provisions) was 47.1% lower than the figure of 2017, as a result of lower restructuring costs in 2018. The line other gains (losses) showed a negative balance, due mainly to certain operations with an unfavorable effect from the Non Core Real Estate area, recorded in the last quarter.

The heading results from corporate operations amounted to €633m and registered the capital gains (net of taxes) originated by the sale of BBVA’S equity stake in BBVA Chile.

Results

As a result of the above, the Group’s net attributable profit accumulated in 2018 reached an amount of €5,324m and continued to show a very positive year-on-year evolution (up 78.2% at constant exchange rates, up 51.3% at current exchange rates). The net attributable profit, excluding results from corporate operations, stood at €4,691m, or 33.3% higher than the amount recorded for the previous year, when operations of this kind were not carried out (up 57.0% at constant exchange rates).

By business area, Banking activity in Spain generated a profit of €1,522m, Non Core Real Estate a loss of €78m, the United States contributed a profit of €735m, Mexico registered €2,384m, Turkey contributed a profit of €569m, South America €591m and the Rest of Eurasia €93m.

Balance sheet and business activity

The year-on-year comparison of the Group’s balance sheet and business activity has been affected by the sale of BBVA Chile, completed in July 2018 and therefore as of December 31, 2018, was not included within BBVA’s perimeter.

The evolution of the Group’s balance sheet and activity are presented below, from the opening balance sheet after the first implementation of IFRS 9 until the end of December 2018. These figures include the new categories comprised in the aforementioned standard.

Regarding the Group’s activity, the most significant aspects during this period are summarized below:

•	Lower volume of loans and advances to customers (gross); however, by business area, in the United States, Mexico, South America (excluding BBVA Chile) and Rest of Eurasia volumes increased.
•	Non-performing loans fell mainly due to a favorable trend in Spain and, to a lesser extent, in South America and Rest of Eurasia.

•	The headings of other assets and other liabilities are affected by the sale of BBVA Chile completed in July 2018. Until then, these items included BBVA Chile’s balance sheet reclassified in the category of non-current assets and liabilities held for sale.

•	In deposits from customers, time deposits showed a decrease, offset by an increase in demand deposits, particularly in Spain.

•	In off-balance-sheet funds, mutual funds continued to perform well.

Consolidated balance sheet

(Millions of euros)

	31-12-18	Δ %	01-01-18
Cash, cash balances at central banks and other demand deposits	58,196	36.4	42,680
Financial assets held for trading	90,117	(1.9)	91,854
Non-trading financial assets mandatorily at fair value through profit or loss	5,135	15.4	4,451
Financial assets designated at fair value through profit or loss	1,313	28.9	1,019
Financial assets at fair value through accumulated other comprehensive income	56,337	(9.3)	62,115
Financial assets at amortized cost	419,660	(0.5)	421,685
Loans and advances to central banks and credit institutions	13,103	(26.0)	17,716
Loans and advances to customers	374,027	0.0	374,009
Debt securities	32,530	8.6	29,959
Investments in subsidiaries, joint ventures and associates	1,578	(0.7)	1,589
Tangible assets	7,229	0.5	7,191
Intangible assets	8,314	(1.8)	8,464
Other assets	28,809	(40.4)	48,368

Total assets	676,689	(1.8)	689,414

Financial liabilities held for trading	80,774	(0.0)	80,783
Other financial liabilities designated at fair value through profit or loss	6,993	27.3	5,495
Financial liabilities at amortized cost	509,185	0.6	506,118
Deposits from central banks and credit institutions	59,259	(14.0)	68,928
Deposits from customers	375,970	3.4	363,689
Debt certificates	61,112	(0.9)	61,649
Other financial liabilities	12,844	8.4	11,851
Liabilities under insurance and reinsurance contracts	9,834	6.6	9,223
Other liabilities	17,029	(51.9)	35,392

Total liabilities	623,814	(2.1)	637,010

Non-controlling interests	5,764	(17.7)	7,008
Accumulated other comprehensive income	(7,215)	2.6	(7,036)
Shareholders’ funds	54,326	3.6	52,432

Total equity	52,874	0.9	52,404

Total liabilities and equity	676,689	(1.8)	689,414
Memorandum item:
Guarantees given	47,574	5.2	47,668

Loans and advances to customers

(Millions of euros)

	IFRS 9 31-12-18	Δ %	IAS 39 31-12-17
Public sector	28,504	(4.7)	29,921
Individuals	170,501	3.6	164,578
Mortgages	111,527	(0.7)	112,274
Consumer	33,063	3.0	32,092
Credit cards	13,507	(0.9)	13,630
Other loans	12,404	88.5	6,581
Business	170,872	(8.4)	186,479
Non-performing loans	16,348	(15.7)	19,390
Loans and advances to customers (gross)	386,225	(3.5)	400,369
Loan-loss provisions	(12,199)	(4.3)	(12,748)
Loans and advances to customers	374,027	(3.5)	387,621

Customer funds

(Millions of euros)

	IFRS 9 31-12-18	Δ %	IAS 39 31-12-17
Deposits from customers	375,970	(0.1)	376,379
Of which current accounts	260,573	8.2	240,750
Of which time deposits	108,313	(6.4)	115,761
Other customer funds	128,103	(5.0)	134,906
Mutual funds and investment companies	61,393	0.7	60,939
Pension funds	33,807	(0.5)	33,985
Other off-balance sheet funds	2,949	(4.3)	3,081
Customer portfolios	29,953	(18.8)	36,901
Total customer funds	504,073	(1.4)	511,285

Solvency

Capital base

The fully-loaded CET1 ratio stood at 11.3% for the period ended December 31, 2018. In the third quarter of 2018, the sale of the stake in BBVA Chile generated a positive impact on the fully-loaded CET1 ratio of 50 basis points. Additionally, the transfer of BBVA’s real estate business in Spain to Cerberus had a positive impact on the ratio, although it was not material. It is noted that this ratio includes the impact of -31 basis points for first application of IFRS 9, which came into force January 1, 2018. In this context, the Parliament and the European Commission have established transitional arrangements that are voluntary for the institutions, adapting the impact of IFRS 9 on capital adequacy ratios. The Group has informed the supervisory body of its adherence to these arrangements.

Risk-weighted assets (RWA) have decreased in the year, mainly due to the sale of BBVA Chile and the depreciations of currencies against the euro. During 2018, the Group carried out three securitizations whose impact, through the release of risk weighted assets, was a positive in the amount of €971m. In addition, BBVA received European Central Bank (ECB) authorization to update the RWA calculation by structural exchange rate risk under the standard model.

Capital base

(Millions of euros)

	CRD IV phased-in			CRD IV fully-loaded
	31-12-18 (1)	31-12-17	30-09-18	31-12-18 (1)	31-12-17	30-09-18
Common Equity Tier 1 (CET 1)	40,311	42,341	39,662	39,569	40,061	38,925
Tier 1	45,945	46,980	45,765	45,044	46,316	44,868
Tier 2	8,754	9,134	8,847	8,859	8,891	8,670
Total Capital (Tier 1 + Tier 2)	54,699	56,114	54,612	53,903	55,207	53,538
Risk-weighted assets	348,254	361,686	343,051	348,795	361,686	343,271
CET1 (%)	11.6	11.7	11.6	11.3	11.1	11.3
Tier 1 (%)	13.2	13.0	13.3	12.9	12.8	13.1
Tier 2 (%)	2.5	2.5	2.6	2.5	2.5	2.5
Total capital ratio (%)	15.7	15.5	15.9	15.5	15.3	15.6

General note: as of December 31 and September 30 of 2018, the main difference between the phased-in and fully loaded ratios arises from the temporary treatment of the impact of IFRS 9, to which the BBVA Group has adhered voluntarily (in accordance with Article 473bis of the CRR).

(1)	Preliminary data. Excludes the February 2014 issuance of 1,500 million euros from AT1 and which will be amortized in advance in February 2019.

Regarding capital issues, during the first part of the year, the Group computed a new issuance in the amount of US$1,000m, carried out in November 2017, of contingent convertible bonds that may be converted into ordinary shares (CoCos) as an AT1 instrument. In May, another AT1 instrument for US$1,500m issued in 2013 was redeemed early. During the second part of the year, in September, the Group carried out a new issuance of contingent convertible bonds for €1,000m and more recently, in January 2019, announced that it would exercise the early redemption option for the AT1 instrument for €1,500m issued in February 2014.

The Group has continued with its program to meet the MREL requirements, published in May 2018, by closing two public issuances of non-preferred senior debt for a total of €2,500m. The Group estimates that it is currently in line with this MREL requirement.

Regarding shareholder remuneration, on October, 10th BBVA paid a cash dividend with a gross amount of €0.10 per share against the 2018 fiscal year account. In addition, on April 10, 2018, BBVA paid a final dividend against the 2017 fiscal year account for an amount of €0.15 gross per share, also in cash. Both distributions are consistent with the Group’s shareholder remuneration policy, which consists of maintaining a pay-out ratio of 35-40% of recurring profit.

As of December 31, 2018, the phased-in CET1 ratio stood at 11.6%, taking into account the impact of the initial implementation of IFRS 9. Tier 1 capital stood at 13.2% and Tier 2 at 2.5% resulting in a total capital ratio of 15.7%. These levels are above the requirements established by the regulator in its SREP letter and the systemic buffers applicable in 2018 for BBVA Group. Since January 1, 2018, the requirement has been established at 8.438% for the phased-in CET1 ratio and 11.938% for the total capital ratio. The change with respect to 2017 is due to the steady implementation of the capital conservation buffers and the capital buffer applicable to other systemically important banks. The regulatory requirement for 2018 in fully-loaded terms remained unchanged (CET1 of 9.25% and total ratio of 12.75%) compared with the previous year.

Finally, the Group’s leverage ratio maintained a solid position, at 6.4% fully-loaded (6.5% phased-in), which is still the highest of its peer group.

Ratings

During the first half of the year 2018, Moody’s, S&P and DBRS upgraded one notch BBVA’s rating to A3, A- and A (high), respectively. During the second half of 2018, the three leading agencies Moody’s, S&P and Fitch reaffirmed the rating given to BBVA (A3, A- and A-, respectively), although both S&P and Fitch placed its perspective in negative due to the evolution of the economy in Turkey (both agencies) and Mexico (Fitch). At present, all agencies assign to BBVA a category “A” rating, which did not occur since mid-2012, thus recognizing the strength and robustness of BBVA’s business model.

Ratings

Rating agency	Long term	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch	A-	F-2	Negative
Moody’s (1)	A3	P-2	Stable
Scope Ratings	A+	S-1+	Stable
Standard & Poor’s	A-	A-2	Negative

(1)	Additionally, Moody’s assigns an A2 rating to BBVA’s long term deposits.

Risk management

Credit risk

BBVA Group’s risk metrics continued to perform well along 2018:

•	Credit risk decreased by 3.6% throughout 2018 or -0.4% isolating the impact of the sale of BBVA Chile (-1.8% and +1.3%, respectively, at constant exchange rates), mainly due to lower activity in Non Core Real Estate and contraction in Turkey and South America due to the exchange rates evolution. During the fourth quarter credit risk increased by +1.3% (+0.6% at constant exchange rates).

•	The balance of non-performing loans decreased throughout 2018 by -16.6% (-11.1% in constant terms), highlighting the good performance of the Banking activity in Spain and Non Core Real Estate. Wholesale customers in Turkey and the United States deteriorated, having a negative impact in its balance of non-performing loans. In the last quarter of 2018 there was a decrease of 3.4% at current exchange rates (-0.5% at constant exchange rates).

•	The NPL ratio stood at 3.9% as of December 31, 2018, a reduction of 19 basis points with respect to September 30, 2018 and of 61 basis points throughout the year.
•	Loan-loss provisions decreased by 6.2% during the last 12 months (-0.3% at constant exchange rates) whereas the decrease over the quarter amounted to 3.1% (-2.5% at constant exchange rates).

•	NPL coverage ratio closed at 73% with an improvement of 812 basis points over the year and 26 basis points in the last 3 months.

•	The cumulative cost of risk through December 2018 was 1.01%, +13 basis points higher than the figure for 2017.

Credit risk (1)

(Millions of euros)

	31-12-18	30-09-18	30-06-18 (2)	31-03-18 (2)	31-12-17 (2)
Credit risk	433,799	428,318	451,587	442,446	450,045
Non-performing loans	17,087	17,693	19,654	19,516	20,492
Provisions	12,493	12,890	13,954	14,180	13,319
NPL ratio (%)	3.9	4.1	4.4	4.4	4.6
NPL coverage ratio (%)	73	73	71	73	65

(1)	Include gross loans and advances to customers plus guarantees given.
(2)	Figures without considering the classification of non-current assets held for sale.

Non-performing loans evolution

(Millions of euros)

	4Q178 (1)	3Q18	2Q18 (2)	1Q18 (2)	4Q17 (2)
Beginning balance	17,693	19,654	19,516	20,492	20,932
Entries	3,005	2,168	2,596	2,065	3,757
Recoveries	(1,548)	(1,946)	(1,655)	(1,748)	(2,142)
Net variation	1,456	222	942	317	1,616
Write-offs	(1,681)	(1,606)	(863)	(913)	(1,980)
Exchange rate differences and other	(382)	(576)	59	(380)	(75)
Period-end balance	17,087	17,693	19,654	19,516	20,492
Memorandum item:
Non-performing loans	16,348	17,045	18,627	18,569	19,753
Non performing guarantees given	739	649	1,027	947	739

(1)	Preliminary data.
(2)	Figures without considering the classification of non-current assets held for sale.

Structural risks

Liquidity and funding

Management of liquidity and funding in BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of financing, always in compliance with current regulatory requirements.

Due to its subsidiary-based management model, BBVA Group is one of the few large European banks that follows the MPE resolution strategy (“Multiple Point of Entry”): the parent company sets the liquidity and risk policies, but the subsidiaries are self-sufficient and responsible for the managing their liquidity (taking deposits or accessing the market with their own rating), without funds transfer or financing occurring between either the parent company and the subsidiaries or between different subsidiaries. This principle limits the spread of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity and funding is correctly reflected in the price formation process.

The financial soundness of the Group’s banks continues to be based on the funding of lending activity, fundamentally through the use of stable customer funds. During 2018, liquidity conditions remained comfortable across BBVA Group’s global footprint:

•	In the Eurozone, the liquidity situation is still comfortable, reducing the credit gap and growth in customer deposits.

•	In the United States, the liquidity situation is adequate. The credit gap increased during the year due to the dynamism of consumer and commercial credit as well as to the cost-containment strategy for deposits, in an environment of competition in prices and rising rates.
•	In Mexico, the liquidity position is sound as the environment has improved after the electoral process and the new commercial agreement with the United States. The credit gap has widened year-to-date due to deposits growing less than lending.

•	The liquidity situation in Turkey is stable, showing a reduction in the credit gap as a result of deposits growing faster than lending.

•	In South America, the liquidity situation remains comfortable in all geographies. In Argentina, despite the volatility of the markets which has been reducing at the end of the year, the liquidity situation is adequate.

The wholesale funding markets in the geographic areas where the Group operates continued to be stable, with the exception of Turkey where the volatility increased during the third quarter, having stabilized in the fourth quarter with the renewal of the maturities of syndicated loans of different entities.

The main operations carried out by the entities that form part of the BBVA Group during 2018 were:

•	BBVA, S.A. completed three operations: an issuance of senior non-preferred debt for €1.5 billion, with a floating coupon at 3-month Euribor plus 60 basis points and a maturity of five years. It also carried out the largest issuance made by a financial institution in the Eurozone of the so-called “green bonds” (€1 billion). It was a 7-year senior non-preferred debt issuance, which made BBVA the first Spanish bank to carry out this type of issuance. The high demand allowed the price to be lowered to mid-swap plus 80 basis points. Finally, BBVA carried out an issuance of preferred securities contingently convertible into newly issued ordinary shares of BBVA (CoCos). This transaction was, for the first time, available to Spanish institutional investors and it was registered with the CNMV for an amount of €1 billion, an annual coupon of 5.875% for the first five years and amortization option from the fifth year. Additionally, it closed a private issuance of Tier 2 subordinated debt for US$300m, with a maturity of 15 years, with a coupon of 5.25%.

•	In the United States, BBVA Compass issued in June a senior debt bond for US$1.15 billion in two tranches, both at three years: US$700m at a fixed rate with a reoffer yield of 3.605%, and US$450m at a floating rate of 3-month Libor plus 73 basis points.

•	In Mexico, BBVA Bancomer completed an international issuance of subordinated Tier 2 debt of US$1 billion. The instrument was issued at a price equivalent to Treasury bonds plus 265 basis points at a maturity of 15 years, with a ten-year call (BBVA Bancomer 15NC10). In addition, two new Banking Securities Certificates were issued for 7 billion Mexican pesos in two tranches, one of them being the first green bond issued by a private bank in Mexico (3.5 billion Mexican pesos at three years at TIIE28 + 10 basis points).

•	In Turkey, Garanti issued the first private bond in emerging markets for US$75m over six years, to support women’s entrepreneurship, and renewed the financing of two syndicated loans.

•	On the other hand, in South America, in Chile, Forum issued senior debt on the local market for an amount equivalent to €108m and BBVA Peru issued a three-year senior debt in the local market for an aggregate amount of €53m.

As of December 31, 2018, the liquidity coverage ratio (LCR) in BBVA Group remained comfortably above 100% in the period and stood at 127%. For the calculation of the ratio it is assumed that there is no transfer of liquidity among subsidiaries; i.e. no kind of excess liquidity levels in the subsidiaries abroad are considered in the calculation of the consolidated ratio. When considering this excess liquidity levels, the ratio would stand at 154% (27 percentage points above 127%). All the subsidiaries remained comfortably above 100% (Eurozone, 145%; Mexico, 154%; Turkey, 209%; and the United States, 143%).

Foreign exchange

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

The year 2018 was notable for the depreciation against the euro of the Turkish lira (down 25.0%) and the Argentine peso (down 47.8%), while the Mexican peso (+5.2%) and the U.S. Dollar (+4.7%) appreciated. BBVA has maintained its policy of actively hedging its main investments in emerging countries, covering on average between 30% and 50% of the earnings for the year and around 70% of the excess of CET1 capital ratio. In accordance with this policy, the sensitivity of the CET1 ratio to a depreciation of 10% of the main emerging currencies (Mexican peso or Turkish lira) against the euro remains at around a negative two basis points for each of these currencies. In the case of the dollar, the sensitivity is approximately a positive eleven basis points to a depreciation of 10% of the dollar against the euro, as a result of RWAs denominated in U.S. Dollar outside the United States. The coverage level of the expected earnings for 2019, at the closing of January, 2019 is, 85% for Mexico and 30% for Turkey.

Interest rates

The aim of managing interest-rate risk is to maintain a sustained growth of net interest income in the short and medium-term, irrespective of interest-rate fluctuations, while controlling the impact on capital through the valuation of the portfolio of financial assets at fair value with changes reflected in other accumulated comprehensive income.

The Group’s banks have fixed-income portfolios to manage their balance-sheet structure. During 2018, the results of this management were satisfactory, with limited risk strategies in all the Group’s banks. Their capacity of resilience to market events has allowed them to face the cases of Italy and Turkey.

After the formation of the new government in Italy, the reaction of the market to the budget negotiation process has contributed to the sustained pressure on the Italian debt, however without significant impact on the capital ratio.

In Turkey, an excessive economic growth have given rise to inflationary tensions that, together with the level of current account deficits, have weakened the Turkish Lira. In this context, the Central Bank of Turkey (CBRT) has raised rates to contain the depreciation of the currency. Risk management and bond portfolio with a high component of inflation-linked bonds have stabilized the net interest income and limited impact on the capital ratio.

Finally, it is worth noting the following monetary policies pursued by the different central banks in the main geographical areas where BBVA operates:

•	No relevant changes in the Eurozone, where interest rates remain at 0% and the deposit facility rate at -0.40%.

•	In the United States the upward trend in interest rates continues. The increases of 25 basis points each in March, June, September and December, left the rate at 2.50%.

•	In Mexico, after making two increases in the first half of the year, Banxico raised them again twice in the fourth quarter from 7.75% to 8.25%.

•	In Turkey, after the increases in the first three quarters of the year, the central bank maintained the average interest rate at 24.00% in the fourth quarter.

•	In South America, the monetary authorities of Colombia and Peru have maintained their reference rates flat throughout the quarter, considering in its decision the behavior of inflation next to the established goals, as well as the dynamics of domestic demand. In Argentina, the adopted measures at the beginning of the quarter in terms of monetary policy (increase in reserve requirements and the reference rate) in order not to increase the monetary base and curb inflation which have delivered their results, with a certain deceleration in inflation.

Economic capital

Consumption of economic risk capital (ERC) at the close of December 2018, in consolidated terms, was €31,177m, equivalent to a decline of 0.8% compared to September 2018. Variation within exact time period and at constant exchange rates was down 2.1%, which is mainly explained by structural risk associated with the transfer of the real estate assets of BBVA in Spain to Cerberus Capital Management, L.P. (Cerberus). There were also less relevant decreases in credit risk and equity (goodwill).

21

The BBVA share

Global economic growth maintained a robust growth of approximately 3.6% in 2018, although slowed more than expected during the second half of 2018, due to both the poorer performance seen by retailers and the industrial sector along with a strong increase in financial tensions, especially in the developed economies, as a result of higher uncertainty. Poorer economic figures in Europe and China was accompanied by downwards trends in Asian countries and a cyclical deterioration in the United States. In this context, both the Federal Reserve (Fed) and the ECB have been more cautious and patient in the path towards monetary policy normalization and their decisions going forward will depend on the performance of the economy. The main short-term risk continues to be protectionism, not only because of the direct impact of the commercial channel, but also because its indirect effect on confidence and on financial volatility. Additionally, there are concerns about the intensity of the adjustment on economic activity during the following quarters, both in the United States and in China.

Most stock-market indices showed a downward trend during 2018. In Europe, the Stoxx 50 and the Euro Stoxx 50 fell by 13.1% and 14.3%, respectively. On the other hand, in Spain, the Ibex 35 lost 15.0% over the same period. Finally, in the United States the S&P 500 index fell 6.2% in the last twelve months, mainly due to the decline in the last quarter (down 14.0%).

In particular, the banking sector indices were notably more negative during 2018 than these general indices. The European Stoxx Banks index, which includes British banks, lost 28.0%, and the Eurozone bank index, the Euro Stoxx Banks, was down 33.3%, while in the United States the S&P Regional Banks index declined 20.5% in comparison at the close of 2017.

The BBVA share closed 2018 at €4.64, a fall of 34.8% for this year.

. 22

The BBVA share and share performance ratios

	31-12-18	31-12-17
Number of shareholders	902,708	891,453
Number of shares issued	6,667,886,580	6,667,886,580
Daily average number of shares traded	35,909,997	35,820,623
Daily average trading (million euros)	213	252
Maximum price (euros)	7.73	7.93
Minimum price (euros)	4.48	5.92
Closing price (euros)	4.64	7.11
Book value per share (euros)	7.12	6.96
Tangible book value per share (euros)	5.86	5.69
Market capitalization (million euros)	30,909	47,422
Yield (dividend/price; %) (1)	5.4	4.2

(1)	Calculated by dividing shareholder remuneration over the last twelve months by the closing price of the period.

Regarding shareholder remuneration, on October 10, BBVA paid in cash a gross amount of €0.10 per share on account of the 2018 fiscal year. This payment is consistent with the shareholder remuneration policy announced by Relevant Event of February 1, 2017, that envisages, subject to the pertinent approvals by the corresponding corporate bodies, the payment of two dividends in cash, foreseeably on October and April of each year. It is expected to be proposed for the consideration of the competent governing bodies a cash payment in a gross amount of euro 0.16 per share to be paid in April 2019 as final dividend for 2018.

As of December 31, 2018, the number of BBVA shares remained at 6,668 million, and the number of shareholders was 902,708. By type of investor, residents in Spain held 44.82% of the share capital, while the remaining 55.18% was owned by non-resident shareholders.

Shareholder structure

(31-12-2018)

	Shareholders		Shares
Number of shares	Number	%	Number	%
Up to 150	179,213	19.9	12,701,058	0.2
151 to 450	179,572	19.9	49,210,098	0.7
451 to 1800	284,225	31.5	278,003,301	4.2
1,801 to 4,500	136,369	15.1	388,215,619	5.8
4,501 to 9,000	63,647	7.1	401,194,972	6.0
9,001 to 45,000	53,104	5.9	921,740,895	13.8
More than 45,001	6,578	0.7	4,616,820,637	69.2

Total	902,708	100.0	6,667,886,580	100.0

BBVA shares are included on the main stock-market indices, including the Ibex 35, Euro Stoxx 50 and Stoxx 50, with a weighting of 7.0%, 1.4% and 0.9% respectively. They also form part of several sector indices, including the Euro Stoxx Banks, with a weighting of 8.3%, and the Stoxx Banks, with a weighting of 3.8%.

23

Finally, BBVA maintains a significant presence on a number of international sustainability indices or ESG (environmental, social and governance) indices, which evaluate the performance of companies in this area. In September 2018, BBVA joined the Dow Jones Sustainability Index (DJSI), benchmark in the market, which measures the performance of nearly 3,400 listed companies in environmental, social and corporate governance matters. Among the aspects most valued in BBVA’s analysis are the fiscal strategy, the information security and cybersecurity policies, the management of environmental risks and opportunities, financial inclusion and, above all, Pledge 2025 announced this year (see responsible banking section).

Main sustainability indices on which BBVA is listed as of 31-12-2018

(1)

The inclusion of BBVA in any MSCI index, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement or promotion of BBVA by MSCI or any of its affiliates. The MSCI indices are the exclusive property of MSCI. MSCI and the MSCI index names and logos are trademarks or service marks of MSCI or its affiliates.

24

Responsible banking

BBVA has a differential banking model that we refer to as responsible banking, based on seeking out a return adjusted to principles, strict legal compliance, best practices and the creation of long-term value for all stakeholders. The four pillars of BBVA’s responsible banking model are as follows.

•	Balanced relationships with its customers, based on transparency, clarity and responsibility.

•	Sustainable finance to combat climate change, respect human rights and achieve the United Nations Sustainable Development Goals (SDGs).

•	Responsible practices with employees, suppliers and other stakeholders.

•	Community investment to promote social change and create opportunities for all.

In recognition of its responsible banking model and of BBVA’s efforts to advance sustainability issues, in September 2018 BBVA joined the Dow Jones Sustainability Index (DJSI), as mentioned in the section of the BBVA share.

In line with the European Commission Action Plan on sustainable finance, BBVA announced in 2018 its Pledge 2025, the Bank’s climate change and sustainable development strategy to meet the United Nations Sustainable Development Goals and the Paris Agreement on Climate Change. It is an eight year pledge (2018-2025) based on financing, managing and involving. BBVA is pledging to mobilize €100 billion in green and sustainable finance, infrastructures and agribusiness, social entrepreneurship and financial inclusion. In its pledge to manage environmental and social resources and minimize the potential direct and indirect negative impacts, BBVA has pledged that by 2025, 70% of energy bought by the Group will be renewable, thus reducing its CO2 emissions by 68% compared to 2015. In addition, BBVA is pledged to engage all its stakeholders to boost the contribution of the financial sector to sustainable development.

To foster this contribution, BBVA presented in April 2018 the SDG-linked bond framework, under which it may issue the so called green bonds, social bonds or sustainable bonds. The existence of this framework is one of the characteristic elements of sustainable issuances.

Additionally, in the third quarter of 2018, BBVA Asset Management launched a global asset allocation fund managed under a Socially Responsible Investment (SRI) criteria. BBVA Futuro Sostenible, has a defensive risk profile, and completes the range of investment solutions with socially responsible criteria offered by BBVA Group fund manager. BBVA Futuro Sostenible is the first fund in Spain with a complete approach to SRI.

•	Integration of SRI criteria for all asset classes with investment in the best companies and governments with environmental, social and corporate governance criteria.

•	Lower carbon footprint than the benchmark.

•	Impact investment based on the SDGs.

•	Distribution of a quarter of the management commission in solidarity projects.

•	Exclusion of companies that do not comply with the United Nations Global Compact, controversial sectors and worst companies and governments that do not meet our criteria of minimum standards in corporate, environmental and social governance.

Regarding responsible practices, BBVA published at the beginning of 2018 its Human Rights Commitment, an action plan that covers all the areas of the Group and its ecosystem. For BBVA, respect for the dignity of people and their rights is an essential condition for action and is very closely linked to the challenge that it has assumed of fostering and preserving the well-being of the communities in which it operates. This commitment is based on the UN Guiding Principles on Business and Human Rights.

In November 2018, BBVA joined in launching the Principles for Responsible Banking at the United Nations Environment Programme Finance Initiative (UNEP FI) global roundtable in Paris. These principles were announced by 28 large financial institutions from around the world, including BBVA and Garanti -BBVA Group subsidiary in Turkey-, with the aim of transforming the financial industry to be an engine in the achievement of a sustainable future and the commit to aligning their business activities with the Sustainable Development Goals (SDGs) and the Paris Climate Agreement.

25

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios in each of them.

At the closing of 2018 the reporting structure of BBVA Group’s business areas remained basically the same even if its composition differs from the one presented in 2017 due to the sale of BBVA Chile announced on November 28, 2017, and which was closed on July 6, 2018. This operation, which has affected the composition of the business area of South America, will be detailed in the following sections as well as the rest of the Group’s business areas:

•	Banking activity in Spain includes the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the new loan production to developers or loans that are no longer in difficulties as well as the portfolios, funding and structural interest-rate positions of the euro balance sheet.

•	Non Core Real Estate covers the specialized management in Spain of loans to developers in difficulties and real-estate assets mainly coming from foreclosed assets, originated from both, residential mortgages, as well as loans to developers. On November 29, 2017, BBVA Group signed an agreement with Cerberus Capital Management, L.P. (Cerberus) for the creation of a joint venture in which the real-estate business area of BBVA in Spain would be transferred. At a later stage, 80% of this entity would be sold to a subsidiary of Cerberus (Divarian). On October 10, 2018, the stated operation was closed and, at the close of 2018, the participation in Divarian which BBVA maintains at 20%, is recorded in the Corporate Center.

•	The United States includes the Group’s business activity in the country through the BBVA Compass group and the BBVA New York branch.

•	Mexico basically includes all the banking and insurance businesses carried out by the Group in the country. Since 2018 it has also included the BBVA Bancomer branch in Houston (in previous years located in the United States). Consequently, the figures from previous years have been reworked to incorporate this change and show comparable series.
•	Turkey includes the activity of the Garanti group.

•	South America basically includes BBVA’s banking and insurance businesses in the region. On July 6, 2018, the sale of BBVA Chile to The Bank of Nova Scotia (Scotiabank) was completed which affects the comparability of the results, the balance sheet, the activity and the most significant ratios of this business area with prior periods.

•	The Rest of Eurasia includes the Group’s retail and wholesale business activity in the rest of Europe and Asia.

In addition to the above, all the areas include a remainder made up basically of other businesses and a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it corresponds to the Group’s holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles. At the close of 2018, the participation in Davarian, which BBVA maintains at 20%, is included in this unit.

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB), in the geographical areas where it operates. This aggregate business is considered relevant to better understand the Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Finally, as usual, in the case of the Americas, Turkey and CIB areas, the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The information by areas is based on units at the lowest level and/or companies making up the Group, which are assigned to the different areas according to the main geographical area in which they carry out their activity.

Major income statement items by business area

(Millions of euros)

		Business areas
	BBVA Group	Banking activity in Spain	Non Core Real Estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center
2018
Net interest income	17,591	3,672	32	2,276	5,568	3,135	3,009	175	17,867	(276)
Gross income	23,747	5,943	38	2,989	7,193	3,901	3,701	415	24,179	(432)
Operating income	12,045	2,680	(28)	1,127	4,825	2,658	2,011	124	13,397	(1,352)
Profit/(loss) before tax	7,580	2,017	(129)	919	3,294	1,448	1,307	144	9,000	(1,420)
Net attributable profit	5,324	1,522	(78)	735	2,384	569	591	93	5,818	(494)
2017
Net interest income	17,758	3,738	71	2,119	5,476	3,331	3,200	180	18,115	(357)
Gross income	25,270	6,180	(17)	2,876	7,122	4,115	4,451	468	25,196	73
Operating income	12,770	2,790	(116)	1,025	4,671	2,612	2,444	160	13,585	(815)
Profit/(loss) before tax	6,931	1,854	(656)	748	2,984	2,147	1,691	177	8,944	(2,013)
Net attributable profit	3,519	1,374	(490)	486	2,187	826	861	125	5,368	(1,848)

Major balance-sheet items and risk-weighted assets by business area

(Millions of euros)

		Business areas
	BBVA Group	Banking activity in Spain	Non Core Real Estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center	AyPNCV variation (1)
31-12-18
Loans and advances to customers	374,027	169,856	582	60,808	51,101	41,478	34,469	15,731	374,027	—	—
Deposits from customers	375,970	180,891	36	63,891	50,530	39,905	35,842	4,876	375,970	—	—
Off-balance sheet funds	98,150	62,557	2	—	20,647	2,894	11,662	388	98,150	—	—
Total assets/liabilities and equity	676,689	335,294	4,163	82,057	96,455	66,250	52,385	18,000	654,605	22,084	—
Risk-weighted assets	348,254	100,950	3,022	64,146	53,359	56,486	42,736	15,449	336,149	12,105	—
31-12-17
Loans and advances to customers	387,621	183,172	3,521	53,718	45,768	51,378	48,272	14,864	400,693	—	(13,072)
Deposits from customers	376,379	177,763	13	60,806	49,964	44,691	45,666	6,700	385,604	—	(9,225)
Off-balance sheet funds	98,005	62,054	4	—	19,472	3,902	12,197	376	98,005	—	—
Total assets/liabilities and equity	690,059	319,417	9,714	75,775	94,061	78,694	74,636	17,265	669,562	20,497	—
Risk-weighted assets	361,686	108,141	9,692	58,688	44,941	62,768	55,975	15,150	355,354	6,332	—

(1)	Includes non-current assets and liabilities held for sale (AyPNCV for its acronym in Spanish) of the BBVA Chile and real estate operations.

Interest rates

(Quarterly averages. Percentage)

	2018				2017
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Euribor 3 months	(0.32)	(0.32)	(0.33)	(0.33)	(0.33)	(0.33)	(0.33)	(0.33)
Euribor 1 year	(0.14)	(0.17)	(0.19)	(0.19)	(0.19)	(0.16)	(0.13)	(0.10)
USA Federal rates	2.28	2.01	1.81	1.58	1.30	1.25	1.05	0.80
TIIE (Mexico)	8.26	8.11	7.88	7.84	7.42	7.37	7.04	6.41
CBRT (Turkey)	24.00	19.29	14.82	12.75	12.17	11.97	11.80	10.10

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates
	31-12-18	Δ % on 31-12-17	Δ % on 30-09-18	2018	Δ % on 2017
Mexican peso	22.4921	5.2	(3.2)	22.7046	(6.1)
U.S. dollar	1.1450	4.7	1.1	1.1810	(4.3)
Argentine peso	43.2900	(47.8)	5.7	43.2900	(56.7)
Chilean peso	795.54	(7.2)	(3.8)	757.00	(3.2)
Colombian peso	3,745.32	(4.3)	(7.6)	3,484.32	(4.3)
Peruvian sol	3.8621	0.5	(1.2)	3.8787	(5.1)
Turkish lira	6.0588	(25.0)	15.0	5.7058	(27.8)

Banking activity in Spain

Highlights
•	Activity growth in high profitable segments.
•	Good performance of net fees and commissions.
•	Operating expenses decline during all quarters.
•	Solid asset-quality indicators: lower impairments and provisions.

Financial statements and relevant business indicators

(Millions of euros and percentage)

Income statement	IFRS 9 2018	Δ %	IAS 39 2017
Net interest income	3,672	(1.8)	3,738
Net fees and commissions	1,681	7.7	1,561
Net trading income	466	(16.1)	555
Other operating income and expenses	124	(62.0)	327
of which Insurance activities (1)	485	12.0	433
Gross income	5,943	(3.8)	6,180
Operating expenses	(3,262)	(3.8)	(3,390)
Personnel expenses	(1,862)	(2.9)	(1,917)
Other administrative expenses	(1,113)	(3.6)	(1,154)
Depreciation	(288)	(9.8)	(319)
Operating income	2,680	(3.9)	2,790
Impairment on financial assets not measured at fair value through profit or loss	(371)	(34.6)	(567)
Provisions or reversal of provisions and other results	(292)	(20.9)	(369)
Profit/(loss) before tax	2,017	8.8	1,854
Income tax	(492)	3.1	(477)
Profit/(loss) for the year	1,525	10.8	1,377
Non-controlling interests	(3)	7.1	(3)
Net attributable profit	1,522	10.8	1,374

(1)	Includes premiums received net of estimated technical insurance reserves.

Balance sheets	IFRS 9 31-12-18	Δ %	IAS 39 31-12-17
Cash, cash balances at central banks and other demand deposits	27,841	106.8	13,463
Financial assets designated at fair value	100,094	25.9	79,501
of which loans and advances	28,451	n.s.	1,312
Financial assets at amortized cost	193,936	(12.4)	221,391
of which loans and advances to customers	169,856	(7.3)	183,172
Inter-area positions	7,314	n.s.	1,806
Tangible assets	1,263	44.1	877
Other assets	4,846	103.6	2,380
Total assets/liabilities and equity	335,294	5.0	319,417
Financial liabilities held for trading and designated at fair value through profit or loss	66,255	80.0	36,817
Deposits from central banks and credit institutions	44,043	(29.2)	62,226
Deposits from customers	180,891	1.8	177,763
Debt certificates	30,451	(8.6)	33,301
Inter-area positions	—	—	—
Other liabilities	5,756	n.s.	391
Economic capital allocated	7,898	(11.5)	8,920

Relevant business indicators	31-12-18	Δ %	31-12-17
Performing loans and advances to customers under management (1)	166,131	(0.7)	167,291
Non-performing loans	9,101	(16.0)	10,833
Customer deposits under management (1)	181,119	3.6	174,822
Off-balance sheet funds (2)	62,557	0.8	62,054
Risk-weighted assets	100,950	(6.6)	108,141
Efficiency ratio (%)	54.9		54.9
NPL ratio (%)	4.6		5.5
NPL coverage ratio (%)	57		50
Cost of risk (%)	0.21		0.32

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

According to the latest information from the National Institute of Statistics (INE for its acronym in Spanish), the Spanish economy grew 0.6% on a quarterly basis during the the third quarter of 2018, consolidating a solid growth throughout the year but at a more moderate pace than the two previous years. The most recent indicators show that this progress of the GDP has continued in the last quarter of 2018, supported by robust domestic factors related to the improvement of the labor market and favorable financial conditions. Both monetary and fiscal policy continue to support growth, while the depreciation of the euro and demand in the euro zone must continue to support exports. All in all, the economy could have grown around 2.5% in 2018.

Regarding the Spanish banking system and according to October 2018 data from the Bank of Spain (latest published data), the total volume of lending to the private sector (household and corporate) continued to decline year-on-year (down 3.0%). Non-performing loans in the sector decreased significantly (down 28.2% year-on-year as of October 2018) driven by the completion of several transactions of non-performing loans and real-estate assets during 2018. At the end of October, the sector’s NPL ratio was 6.08%, that is 26.0% below the figure registered in the previous year.

Activity

The most relevant aspects related to the area’s activity during 2018 were:

•	Lending (performing loans under management) closed in line with the figure at the end of December 2017 (down 0.7% year-on-year), mainly due to the reduction in the mortgage portfolio (down 3.6%) and other commercial portfolios (-11.2%). In contrast, consumer financing and credit cards maintained a very positive performance (during the course of the year up 21.9%), which, together with the good evolution of the SME portfolio (+6.5%), offset the reduction of mortgage loans. In the last three months of 2018 there has been a transfer of outstanding portfolio of performing loans from Non Core Real Estate to Banking Activity in Spain, amounting to €60m, which, in addition to the e one completed in the first semester amounts to a total of €260m in the year.

•	In asset quality, the non-performing loans balance showed a downward trend over the year that positively affected the area’s NPL ratio, which reduced to 4.6% from the 5.5% as of 31-December-2017. The NPL coverage ratio closed at 57%, 660 basis points above the closing of 2017.

•	Customer deposits under management grew by 3.6% compared to the close of December 2017 (up 3.5% in the last quarter of 2018). By products, there was a decline in time deposits (down 20.4% year-on-date), that has by far offset by the increase in demand deposits (up 12.7%), which as of December represent approximately 80% of total liabilities.

•	The off-balance-sheet funds showed a slight increase with respect to the figure registered twelve months before (+0.8%), despite of the unfavorable evolution of the markets, especially in the last quarter.

Results

The net attributable profit generated by the Banking Activity in Spain in 2018 reached €1,522m, which represents a year-on-year increase of 10.8%, strongly supported by the favorable performance of commissions, a strict control of operating expenses and provisions. The highlights of the area’s income statement are:

•	Net interest income showed a decline of 1.8% year-on-year although it increased slightly in the fourth quarter of 2018 (+1.2%). The smaller contribution from targeted longer-term refinancing operations (TLTRO) explained most of this evolution.

•	Positive performance of net fees and commissions (up 7.7% year-on-year), which offset by far the decline in net interest income. There was a significant contribution from asset management fees and banking commissions.

•	Lower contribution from NTI compared to the same period of previous year (down 16.1%), associated with lower ALCO portfolio sales in 2018.

•	Reduction in other income/expenses (down 62.0% year-on-year). One of the aspects explaining this is the greater contribution made to the DGF and SRF compared to 2017. Also, net earnings from the insurance business showed an increase of 12.0%.

•	Operating expenses declined by 3.8% and the efficiency ratio closed at 54.9%, in line with the figure registered at the close of 2017.

•	Decline in impairment losses on financial assets (down 34.6% year-on-year) explained by lower gross additions to NPLs and loan-loss provisions for large customers. As a result, the cumulative cost of risk stood at 0.21% as of December 31, 2018.

•	Lastly, provisions (net) and other gains (losses) showed a year-on-year decline of 20.9%, mainly favoured by lower restructuring costs.

Non Core Real Estate

Highlights
•	Continued positive trend in the Spanish real-estate market, although with a more moderate growth rate.
•	Minimum levels of the net real-estate exposure.
•	Closing of the sale agreement of the participation in Testa.
•	Significant reduction in net losses in the area.

Industry trends

The Spanish real estate market continues to show a growth trend, somewhat more moderated. The macroeconomic context continues to be favorable for residential demand: interest rates remain at minimum levels and the economy is still generating jobs. However, the uncertainty regarding economic policy could affect the decision of households and entrepreneurs of the sector.

•	Investment in housing accelerated its growth in the third quarter of 2018, after the slowdown registered in the previous quarter. According to data from the National Quarterly Accounting Office of the INE investment in housing grew by 1.6% between July and September, an evolution that, once again, exceeded the economy as a whole.

•	Between January and November, 526,840 homes were sold in Spain, a year-on-year increase of 8.5%, according to information from the General Council of Spanish Notaries (CIEN).

•	Housing prices accelerated in the third quarter of 2018 to 7.2% in year-on-year terms (INE figures), exceeding the figures registered in the two previous quarters.

•	The interest rate applied to new loan operations remains at 2.3% and the cost of mortgage financing remains at relatively low levels. As a result, new home loans grew by 17.1% in the first eleven months of the year.

•	Finally, the evolution of the construction activity continued to be robust, in response to the increase in residential demand. According to data from the Ministry of Public Works, nearly 84,000 new housing construction permits were approved in the first ten months of the year 2018, 23.2% more than in the same period of 2017.

Activity

The net real-estate exposure amounted to €2,498m as of 31-December-2018, which means a very significant reduction in year-on-year terms (-61.1%).

With regards to the loans to developers, in the last three months of 2018 outstanding performing loans to developers for an amount of €60m were transferred from Non Core Real Estate to Banking Activity in Spain, that together with the transfer already made during the first half of 2018 stood at €260m in the year. In addition, the agreement with the Canada Pension Plan Investment Board (CPPIB) for the sale of non-performing and written-off loans to developers for a gross amount of approximately €1 billion was closed in July.

Having received the regulatory authorizations, BBVA closed on October 10, 2018 the operation of the transfer of its real-estate business in Spain to Cerberus Capital Management, L.P. (Cerberus). The closing of this operation implies the sale of 80% of the share capital of Divarian, the joint venture to which the real-estate business had been transferred, however the effective transfer of some real estate owned assets (“REOs”) is subject to the fulfillment of certain conditions and in the meanwhile, BBVA will continue to manage those assets. As of December 31, 43,900 assets with a value 2,828 million euros would have been transferred to Divarian. 17,485 assets with a value of approximately €900m are pending transfer, subject to specific authorizations in process of obtaining them.

As of December 31, 2018 the participation in Divarian which BBVA maintains at 20%, is recorded in Corporate Center.

In addition, on December 21, 2018 BBVA reached an agreement with Blackstone for the sale of its participation of its 25.24% stake in Testa for €478m.

Coverage of real-estate exposure

(Millions of Euros as of 31-12-18)

	Gross Value	Provisions	Net exposure	% Coverage
Real-estate developer loans (1)	1,006	465	541	46%
Performing	174	23	150	13%
Finished properties	145	18	127	13%
Construction in progress	14	3	11	23%
Land	14	1	13	8%
Without collateral and other	1	—	—	46%
NPL	832	442	390	53%
Finished properties	361	160	201	44%
Construction in progress	23	11	13	45%
Land	392	237	156	60%
Without collateral and other	55	35	21	62%
Foreclosed assets	4,310	2,376	1,934	55%
Finished properties	3,037	1,501	1,536	49%
Construction in progress	209	131	78	63%
Land	1,064	744	320	70%
Other real-estate assets (2)	25	3	22	11%
Real-estate exposure	5,341	2,843	2,498	53%

(1)

Compared to Bank of Spain’s Transparency scope (Circular 5/2011 dated November 30), real-estate developer loans do not include €2.1 Bn (December 2018) mainly related performing loans to developers transferred to the Banking activity in Spain area.

(2)	Other real-estate assets not originated from foreclosures.

Total real-estate exposure, including loans to developers, foreclosures and other assets, had a coverage ratio of 53% at the close of December 2018. The coverage ratio of foreclosed assets stood at 55%.

Non-performing loan balances showed a downward trend along the year, thanks to lower NPL entries and the recovery of activity over the quarter. The NPL coverage ratio was maintained at 53%.

Results

At the close of December 2018 this business area posted a cumulative loss in 2018 of €78m, which represents a positive evolution compared to a loss of €490m in the same period the previous year.

Financial statements

(Millions of euros)

	IFRS 9		IAS 39
Income statement	2018	Δ %	2017
Net interest income	32	(55.8)	71
Net fees and commissions	1	(56.7)	3
Net trading income	64	n.s.	0
Other operating income and expenses	(59)	(35.7)	(91)
Gross income	38	n.s.	(17)
Operating expenses	(65)	(33.9)	(99)
Personnel expenses	(39)	(23.3)	(51)
Other administrative expenses	(22)	(28.1)	(30)
Depreciation	(5)	(73.3)	(18)
Operating income	(28)	(76.1)	(116)
Impairment on financial assets not measured at fair value through profit or loss	(12)	(91.0)	(138)
Provisions or reversal of provisions and other results	(89)	(77.8)	(403)
Profit/(loss) before tax	(129)	(80.3)	(656)
Income tax	52	(68.8)	166
Profit/(loss) for the year	(78)	(84.2)	(491)
Non-controlling interests	(0)	n.s.	1
Net attributable profit	(78)	(84.2)	(490)

Balance sheet	IFRS 9 31-12-18	Δ %	IAS 39 31-12-17
Cash, cash balances at central banks and other demand deposits	14	19.8	12
Financial assets designated at fair value	1,358	n.s.	9
of which loans and advances	1,368	n.s.	—
Financial assets at amortized cost	582	(83.5)	3,521
of which loans and advances to customers	582	(83.5)	3,521
Inter-area positions	—	—	—
Tangible assets	30	n.s.	0
Other assets	2,179	(64.7)	6,172
Total assets/liabilities and equity	4,163	(57.1)	9,714
Financial liabilities held for trading and designated at fair value through profit or loss	—	—	—
Deposits from central banks and credit institutions	36	n.s.	0
Deposits from customers	36	187.5	13
Debt certificates	239	(69.6)	785
Inter-area positions	2,691	(53.4)	5,775
Other liabilities	205	n.s.	—
Economic capital allocated	956	(69.6)	3,141
Memorandum item:
Risk-weighted assets	3,022	(68.8)	9,692

The United States

Highlights
•	Lending growth supported by business financing and retail segments.
•	Good performance of net interest income and provisions.
•	Improvement in efficiency.
•	Net attributable profit affected by the tax reform at the end of 2017.

Financial statements and relevant business indicators

(Millions of euros and percentage)

	IFRS 9			IAS 39
Income statement	2018	Δ %	Δ % (1)	2017
Net interest income	2,276	7.4	12.1	2,119
Net fees and commissions	596	(7.5)	(3.8)	644
Net trading income	109	(1.9)	0.9	111
Other operating income and expenses	9	n.s.	256.4	2
Gross income	2,989	3.9	8.3	2,876
Operating expenses	(1,862)	0.6	4.9	(1,851)
Personnel expenses	(1,051)	(1.6)	2.7	(1,067)
Other administrative expenses	(633)	6.0	10.5	(598)
Depreciation	(178)	(4.6)	(0.4)	(187)
Operating income	1,127	10.0	14.5	1,025
Impairment on financial assets not measured at fair value through profit or loss	(225)	(6.8)	(2.6)	(241)
Provisions or reversal of provisions and other results	16	n.s.	n.s.	(36)
Profit/(loss) before tax	919	22.9	27.6	748
Income tax	(184)	(29.8)	(26.9)	(262)
Profit/(loss) for the year	735	51.3	56.9	486
Non-controlling interests	—	—	—	—
Net attributable profit	735	51.3	56.9	486

Balance sheets	IFRS 9 31-12-18	Δ %	Δ % (1)	IAS 39 31-12-17
Cash, cash balances at central banks and other demand deposits	4,835	(32.3)	(35.3)	7,138
Financial assets designated at fair value	10,481	(5.3)	(9.6)	11,068
of which loans and advances	156	179.2	n.s.	56
Financial assets at amortized cost	63,539	16.1	10.9	54,705
of which loans and advances to customers	60,808	13.2	8.1	53,718
Inter-area positions	—	—	—	—
Tangible assets	668	1.5	(3.1)	658
Other assets	2,534	14.8	9.6	2,207

Total assets/liabilities and equity	82,057	8.3	3.4	75,775
Financial liabilities held for trading and designated at fair value through profit or loss	234	68.2	60.6	139
Deposits from central banks and credit institutions	3,370	(5.9)	(10.1)	3,580
Deposits from customers	63,891	5.1	0.3	60,806
Debt certificates	3,599	78.4	70.3	2,017
Inter-area positions	2,528	127.8	117.5	1,110
Other liabilities	5,395	(0.7)	(5.2)	5,431
Economic capital allocated	3,040	12.9	7.8	2,693

Relevant business indicators	31-12-18	Δ%	Δ % (1)	31-12-17
Performing loans and advances to customers under management (2)	60,784	12.5	7.4	54,036
Non-performing loans	802	15.1	9.9	696
Customer deposits under management (2)	63,888	5.1	0.3	60,806
Off-balance sheet funds (3)	—	—	—	—
Risk-weighted assets	64,146	9.3	4.4	58,688
Efficiency ratio (%)	62.3			64.4
NPL ratio (%)	1.3			1.2
NPL coverage ratio (%)	85			104
Cost of risk (%)	0.39			0.43

(1)	Figures at constant exchange rate. (2) Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

According to the latest available information from the Bureau of Economic Analysis (BEA), in the third quarter of 2018, annualized US GDP growth moderated from 4.2% to 3.4% as a result of the moderation of non-residential investment and the drop in exports after the strong rebound in the previous quarter. Furthermore, private consumption remains robust, supported by the dynamism of the labor market and the growth in wages, as well as public spending, driven by a more expansive fiscal policy. According to the most recent indicators growth could reach approximately 2.9% during 2018. Despite the strength of domestic demand and an unemployment rate below 4% last year, core inflation (PCE) remained relatively stable at approximately 2% in 2018, while the fall of prices of energy products was reflected in a strong moderation of headline inflation to 1.9% in November from rates close to 3% in the middle of the year. The Fed continued with the normalization process, with four increases of 25 basis points each in 2018 (up to the 2.25%-2.50% range).

The persistence of the expansive cycle in the country, together with the resurgence of uncertainty and financial volatility, associated with a combination of factors (among them, the fear of an escalating protectionism and a greater perception of risk on the vulnerability of emerging markets) have substantially revalued the dollar since the second quarter of 2018, which appreciated by around 7% during the year, with December closing data of the effective exchange rate weighted by the importance of its main trading partners.

The general situation of the country’s banking system continued to be favorable. According to the latest available data from the Fed through November 2018, the total volume of bank credit in the system increased by 5.0% over the same month of the previous year, with a particularly positive performance in commercial loans (up 17.0% year-on-year), while real estate loans (including the mortgage loans) stayed flattish in the last twelve months. On the other hand, deposits remained basically at the same level as the prior year (down 0.6%). Lastly, non-performing loans continued their downward trend, with an NPL ratio of 1.58% at the end of the third quarter of 2018.

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity in 2018 were:

•	Lending activity in the area (performing loans under management) showed an increase by 7.4% year-on-year.

•	By portfolio, higher interest rates continued affecting negatively the mortgages and loans to developers (construction real estate). By contrast, the consumer and credit card loans, which have higher margins and are therefore more profitable, increased by 28.2% year-on-year. Both other commercial (up 7.0%) and corporates also performed well (up 12.3%).

•	Regarding the risk indicators, slight rebound of the NPL ratio in the quarter, which stood at 1.3% from 1.1% registered as of 30-September-2018, due to the deterioration of certain singular clients. On the other hand, the NPL coverage ratio closed at 85%.

•	Customer deposits under management closed in line with the figure of December 2017 (+0.3%), affected by the deposit-gathering campaigns, with an increase the time deposits (+2.2%) and a decrease in the demand deposits (-4.0%).

Results

The United States generated a cumulative net attributable profit of €735m during 2018, 56.9% higher than the one registered twelve months earlier, due mainly to the increase in net interest income, lower provisions and lower tax expenses. Also worth noting are the following:

•	Net interest income continued to perform positively, with the cumulative figure up by 12.1% year-on-year and 2.9% over the last quarter of 2018. This was due partly to the Fed’s interest-rate hikes, but also the measures adopted by BBVA Compass to improve loan yields and contain the increase in the cost of deposits (improved deposit mix and wholesale funding).

•	Net fees and commissions declined by 3.8% year-on-year, due to a lower contribution from markets, investment banking and money transfers.
•	Operating expenses grew by 4.9% year-on-year, mainly due to greater activity related to the growth of consumer loans. This increase is lower than that shown by the gross margin (+8.3%), as a result, the efficiency ratio improved.

•	Impairment losses on financial assets fell by 2.6% in the last twelve months, due to the lower provisioning requirements in those portfolios affected by the 2017 hurricanes. As a result, the cumulative cost of risk through 31-December-2018 declined to 0.39%.

•	Lastly, income tax declined as a result of a reduction in the effective tax rate following the tax reform approved at the end of 2017, which in addition generated a one-off charge in the amount of €78m due to the valuation of deferred tax assets.

Mexico

Highlights
•	Good performance of the activity, with growth in all segments.
•	Expenses continue to grow below the rate of gross income.
•	Double-digit year-on-year growth in net attributable profit.
•	Good asset quality indicators.

Financial statements and relevant business indicators

(Millions of euros and percentage)

	IFRS 9			IAS 39
Income statement	2018	Δ %	Δ % (1)	2017
Net interest income	5,568	1.7	8.2	5,476
Net fees and commissions	1,205	(1.2)	5.1	1,219
Net trading income	223	(10.4)	(4.6)	249
Other operating income and expenses	197	11.2	18.3	177
Gross income	7,193	1.0	7.5	7,122
Operating expenses	(2,368)	(3.4)	2.8	(2,452)
Personnel expenses	(1,024)	(2.6)	3.7	(1,051)
Other administrative expenses	(1,091)	(4.7)	1.5	(1,145)
Depreciation	(253)	(1.3)	5.1	(256)
Operating income	4,825	3.3	10.0	4,671
Impairment on financial assets not measured at fair value through profit or loss	(1,555)	(5.8)	0.2	(1,651)
Provisions or reversal of provisions and other results	24	n.s.	n.s.	(35)
Profit/(loss) before tax	3,294	10.4	17.5	2,984
Income tax	(909)	14.0	21.4	(797)
Profit/(loss) for the year	2,385	9.0	16.1	2,187
Non-controlling interests	(0)	9.1	16.1	(0)
Net attributable profit	2,384	9.0	16.1	2,187

	IFRS 9			IAS 39
Balance sheets	31-12-18	Δ %	Δ %(1)	31-12-17
Cash, cash balances at central banks and other demand deposits	8,274	(6.3)	(11.0)	8,833
Financial assets designated at fair value	26,022	(9.1)	(13.6)	28,627
of which loans and advances	72	(95.4)	(95.6)	1,558
Financial assets at amortized cost	57,709	21.0	15.0	47,691
of which loans and advances to customers	51,101	11.7	6.1	45,768
Tangible assets	1,788	2.2	(2.8)	1,749
Other assets	2,663	(62.8)	(64.7)	7,160

Total assets/liabilities and equity	96,455	2.5	(2.5)	94,061

Financial liabilities held for trading and designated at fair value through profit or loss	18,028	91.7	82.2	9,405
Deposits from central banks and credit institutions	683	(88.3)	(88.9)	5,853
Deposits from customers	50,530	1.1	(3.9)	49,964
Debt certificates	8,566	17.1	11.4	7,312
Other liabilities	14,508	(17.7)	(21.8)	17,627
Economic capital allocated	4,140	6.2	0.9	3,901

Relevant business indicators	31-12-18	Δ %	Δ %(1)	31-12-17
Performing loans and advances to customers under management (2)	51,387	13.7	8.1	45,196
Non-performing loans	1,138	1.3	(3.7)	1,124
Customer deposits under management (2)	49,740	10.3	4.9	45,093
Off-balance sheet funds (3)	20,647	6.0	0.8	19,472
Risk-weighted assets	53,359	18.7	12.9	44,941
Efficiency ratio (%)	32.9			34.4
NPL ratio (%)	2.1			2.3
NPL coverage ratio (%)	154			123
Cost of risk (%)	3.07			3.24

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

The quarterly GDP growth in Mexico was 0.8% in the third quarter of 2018, measured in figures adjusted by seasonality. This expansion, after a growth by 1.1% in the first quarter and a slight contraction of 0.1% in the second quarter, is mainly explained by the expansion of services and the manufacturing sector. On the demand side, the main contribution to growth in the third quarter has been from consumption. While private investment has shown new signs of weakness. The trade agreement reached by Mexico, the United States and Canada, as well as the reduction in uncertainty regarding the economic policy of the administration of Andrés Manuel López Obrador, who assumed the presidency of the country on December 1, could help to maintain in the following periods the dynamism observed in the third quarter.

With respect to inflation, the increase observed in recent months seems to be transitory, since it is mainly due to the increase in energy prices, while core inflation remains relatively stable. This, together with contained inflation pressures, suggests that additional interest rate hikes by Banxico might not be necessary for the remainder of the year.

For yet another quarter, the Mexican banking system showed excellent levels of solvency and asset quality. According to the latest available information from the Mexican National Banking and Securities Commission (CNBV) in November 2018, activity remained as strong as in previous quarters, with year-on-year growth in the volume of lending and deposits (demand and time deposits) at 10.6% and 8.4%, respectively. Both the NPL ratio (2.2%) and NPL coverage ratio (150%) were stable. Finally, solvency in the system is at a comfortable level, with a capital adequacy ratio of 15.65% as of the end of October 2018.

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity year in 2018 were:

•	Year-on-year increase in lending (performing loans and advances to customers under management) of 8.1%. BBVA maintains its leading position in the country, with a market share of 22.6% in outstanding performing loans, according to local figures from the CNBV at the end of November 2018.

•	By portfolios: the wholesale portfolio, which represents 51.8% of total lending, increased by 9.4% in year-on-year terms, driven mainly by medium-sized companies and the corporates segment. As for the retail portfolio, it increased by 6.7% (including SMEs), which was heavily supported by consumer loans (payroll, personal and auto), which rose by 8.7%.

•	With respect to the asset quality indicators, the NPL ratio closed at 2.1% from the 2.3% registered twelve months earlier. The NPL coverage ratio closed at 154%.
•	Total customer funds (customer deposits under management, mutual funds and other off-balance sheet funds) showed a year-on-year increase of 3.6%, with remarkable growth in demand deposits (+7.6%), in time deposits (+4.0%) and mutual funds (+2.6%).

•	A profitable funding mix: low-cost accounts represent 77% of total customer deposits under management.

Results

BBVA in Mexico posted in 2018 a net attributable profit of €2,384m, a year-on-year increase of 16.1%. The main highlights in the evolution of income statement in Mexico is summarized below:

•	Positive performance of the net interest income, which showed a year-on-year growth of +8.2%, highly aligned with lending activity (+8.1%).

•	Good performance of net fees and commissions, which showed an increase of 5.1% as a result of increased activity in mutual funds, as well as a higher volume of transactions with on-line banking and credit card customers.

•	NTI registered a decrease (-4.6%) due to the unfavorable performance of the Global Markets unit during 2018.

•	The other income/expenses line registered year-on-year growth of 18.3%, mainly due to the positive performance of the insurance activity.

•	Operating expenses continued to grow at a very controlled pace (up +2.8% year-on-year) and below the area’s gross income growth (+7.5%). As a result, the efficiency ratio has continued to improve and stood at 32.9% as of December 31, 2018.

•	Adequate risk management has been reflected in the change in the impairment losses on financial assets line item, which remains at the same level as 2017 (+0.2% year-on-year), despite the loan growth during the year, mainly explained by a change in the mix of the loan portfolio. As a result, the cumulative cost of risk in the area closed at 3.07% versus 3.24% as of December 2017.

•	The positive evolution in the other gains (losses) line, that included the extraordinary income from the sale of BBVA Bancomer’s stake in a real-estate development and the capital gain from the sale of a corporate building by Bancomer.

Turkey

Highlights
•	Activity impacted by the evolution of exchange rates.
•	Good performance of recurring revenue items, as a result of the inflation-linked bonds performance.
•	Operating expenses growth below inflation.
•	Risk indicators affected by the update of the macroeconomic scenario and certain negative impacts of the portfolio of wholesale customers.

Financial statements and relevant business indicators

(Millions of euros and percentage)

Income statement	IFRS 9 2018	Δ %	Δ %(1)	IAS 39 2017
Net interest income	3,135	(5.9)	30.3	3,331
Net fees and commissions	686	(2.4)	35.1	703
Net trading income	11	(24.2)	5.0	14
Other operating income and expenses	70	3.4	43.1	67
Gross income	3,901	(5.2)	31.3	4,115
Operating expenses	(1,243)	(17.3)	14.5	(1,503)
Personnel expenses	(656)	(17.9)	13.6	(799)
Other administrative expenses	(449)	(14.6)	18.2	(526)
Depreciation	(138)	(22.4)	7.5	(178)
Operating income	2,658	1.8	40.9	2,612
Impairment on financial assets not measured at fair value through profit or loss	(1,202)	165.3	267.4	(453)
Provisions or reversal of provisions and other results	(8)	(33.7)	(8.2)	(12)
Profit/(loss) before tax	1,448	(32.5)	(6.6)	2,147
Income tax	(294)	(31.0)	(4.5)	(426)
Profit/(loss) for the year	1,154	(32.9)	(7.1)	1,720
Non-controlling interests	(585)	(34.6)	(9.5)	(895)

Net attributable profit	569	(31.0)	(4.5)	826

Balance sheets	IFRS 9 31-12-18	Δ %	Δ %(1)	IAS 39 31-12-17
Cash, cash balances at central banks and other demand deposits	7,853	94.6	159.3	4,036
Financial assets designated at fair value	5,506	(14.2)	14.3	6,419
of which loans and advances	410	n.s.	n.s.	—
Financial assets at amortized cost	50,315	(22.7)	3.0	65,083
of which loans and advances to customers	41,478	(19.3)	7.6	51,378
Tangible assets	1,059	(21.2)	5.1	1,344
Other assets	1,517	(16.3)	11.6	1,811

Total assets/liabilities and equity	66,250	(15.8)	12.2	78,694

Financial liabilities held for trading and designated at fair value through profit or loss	1,852	185.9	281.0	648
Deposits from central banks and credit institutions	6,734	(39.8)	(19.8)	11,195
Deposits from customers	39,905	(10.7)	19.0	44,691
Debt certificates	5,964	(28.5)	(4.8)	8,346
Other liabilities	9,267	(18.1)	9.1	11,321
Economic capital allocated	2,529	1.4	35.2	2,493

Relevant business indicators	31-12-18	Δ %	Δ %(1)	31-12-17
Performing loans and advances to customers under management (2)	40,996	(20.3)	6.2	51,438
Non-performing loans	2,876	12.7	50.1	2,553
Customer deposits under management (2)	39,897	(10.4)	19.4	44,539
Off-balance sheet funds (3)	2,894	(25.8)	(1.2)	3,902
Risk-weighted assets	56,486	(10.0)	19.9	62,768
Efficiency ratio (%)	31.9			36.5
NPL ratio (%)	5.3			3.9
NPL coverage ratio (%)	81			85
Cost of risk (%)	2.44			0.82

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

According to the most recent figures from the Turkish Statistical Institute, Turkey’s year-on-year economic growth was 1.6% in the third quarter of 2018, supported by the considerable positive external demand contribution, while domestic demand, including inventories, hindered growth.

Year-on-year inflation experienced a rapid correction as it declined from 24.5% in September to 20.3% in December, as a result of tax reductions in certain items, price discount campaigns, the contraction in oil prices and the appreciation of the Turkish lira by around 20% in the last four months of 2018.

Throughout the year, the Central Bank (CBRT) increased its funding interest rate by 1.125 basis points. However, in its December meeting the CBRT decided to keep it at 24.0%. With this decision, the CBRT strengthened its message against the easing expectations of the market, saying that risks on price stability continue to prevail despite the recent improvement in inflation outlook due to the developments in import prices and domestic demand conditions. Regarding fiscal policy stance, the government’s budget targets were met at the end of 2018 with the support of one-off revenues.

Regarding the evolution of the Turkish financial sector, year-on-year credit growth has continued to decelerate during the last quarter of 2018, mainly due to business lending. By the last week of December 2018, the year-on-year total lending growth rate (adjusted for the depreciation of the lira effect) fell to 3.1%. On the other hand, customer deposits have also shown sign of a slowdown. The year-on-year total deposits growth rate fell to 6.2% (adjusted for the depreciation of the lira effect). Turkish-lira deposits grew by 10.6% and foreign-currency deposits (mainly in U.S. dollars) contracted by 7.6%. Lastly, the NPL ratio closed at 3.66% for December 28th (an increase of 59 basis points in the last quarter).

Activity

Unless expressly stated and communicated otherwise, rates of changes explained ahead, both for activity and for income will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity year-to-date as of December 31, 2018 have been:

•	Lending activity (performing loans under management) grew by 6.2% in the year driven by the evolution of exchange rates (down 11.2% in the quarter). On the one hand, Garanti Bank continued to reduce its exposure in foreign-currency loans (in U.S. dollars) in all quarters of 2018 in line with its corporate strategy; while on the other hand, Turkish-lira loan growth decelerated in the third quarter and decreased significantly in the last quarter of 2018.

•	By segments, contraction has accelerated in the fourth quarter in all types of loans except auto loans and credit cards, which grew above the sector. On the contrary, the contraction in consumer and mortgage loans accelerated in the quarter in line with the sector and there was a contraction in Turkish-lira business banking loans which is in line with the private banks.

•	In terms of asset quality, the NPL ratio increased to 5.3% due to the macroeconomic conditions and the inflow of certain doubtful clients. The NPL coverage ratio stood at 81%.

•	Customer deposits (60% of total liabilities in the area as of December 31, 2018) remained the main source of funding for the Turkish’s balance sheet and grew by 19.4% in 2018 mainly supported by the growth of Garanti Bank Turkish-lira deposits. On the other hand, shrinkage in foreign-currency customer deposits (in U.S. dollars) continued due to higher interest rates in Turkish-lira deposits.

•	All funding and liquidity ratios remained within comfort levels, and Garanti maintained its solvency levels well above requirements.

Results

In 2018, Turkey generated a cumulative attributable profit of €569m, a year-on-year decline of 4.5%. The most significant aspects of the year-on-year evolution in the income statement were as follows:

•	Positive performance of net interest income (up to 30.3%) despite the pressure on customer spreads, mainly due to the significant income from inflation-linked bonds, whose contribution, compared to previous year, is more than double.

•	Income from net fees and commissions grew by 35.1%. This significant increase was mainly driven by the positive performance in payment systems, advances, money transfers and other commissions.

•	Increase in NTI (by 5.0%) where the high performance of global markets, asset and liabilities management and derivatives offsets the Turkish lira depreciation.

•	Gross income was up 31.3% in 2018 compared to 2017, thanks to the increase in core banking activities and the aforementioned higher inflation-linked bonds contribution.

•	Operating expenses increased by 14.5%, below the average inflation rate (16.2%) and well below the year-on-year growth rate in gross income. As a result of strict cost-control discipline, the efficiency ratio declined to 31.9%.

•	Impairment on financial assets increased in year-on-year terms by 267.4%, mainly denominated by big ticket provisions coming from the wholesale-customer portfolio and also the macroeconomic scenario update. As a result, the cumulative cost of risk of the area increased to 2.44%.

South America

Highlights

•	Activity affected by the sale of BBVA Chile.

•	In other countries, the activity evolves at a good pace.

•	Argentina hyperinflation adjustment impacts in every item of the income statement.

Financial statements and relevant business indicators

(Millions of euros and percentage)

	IFRS 9			IAS 39
Income statement	2018	Δ %	Δ % (1)	2017
Net interest income	3,009	(6.0)	12.8	3,200
Net fees and commissions	631	(11.4)	10.9	713
Net trading income	405	(15.7)	5.2	480
Other operating income and expenses	(344)	n.s.	n.s.	59
Gross income	3,701	(16.9)	1.9	4,451
Operating expenses	(1,690)	(15.8)	7.7	(2,008)
Personnel expenses	(846)	(18.3)	5.9	(1,035)
Other administrative expenses	(719)	(15.5)	7.4	(851)
Depreciation	(125)	3.2	24.7	(121)
Operating income	2,011	(17.7)	(2.5)	2,444
Impairment on financial assets not measured at fair value through profit or loss	(638)	(1.9)	5.2	(650)
Provisions or reversal of provisions and other results	(65)	(36.3)	(15.5)	(103)
Profit/(loss) before tax	1,307	(22.7)	(5.1)	1,691
Income tax	(475)	(2.2)	23.9	(486)
Profit/(loss) for the year	833	(30.9)	(16.3)	1,205
Non-controlling interests	(241)	(29.9)	(15.9)	(345)
Net attributable profit	591	(31.3)	(16.5)	861

	IFRS 9			IAS 39
Balance sheets	31-12-18	Δ %	Δ %(1)	31-12-17
Cash, cash balances at central banks and other demand deposits	8,987	(0.6)	11.0	9,039
Financial assets designated at fair value	5,634	(51.5)	(47.0)	11,627
of which loans and advances	129	n.s.	n.s.	3
Financial assets at amortized cost	36,649	(28.4)	(21.3)	51,207
of which loans and advances to customers	34,469	(28.6)	(21.6)	48,272
Tangible assets	813	12.1	33.3	725
Other assets	302	(85.2)	(83.9)	2,038
Total assets/liabilities and equity	52,385	(29.8)	(22.7)	74,636
Financial liabilities held for trading and designated at fair value through profit or loss	1,357	(51.9)	(48.4)	2,823
Deposits from central banks and credit institutions	3,076	(59.3)	(57.9)	7,552
Deposits from customers	35,842	(21.5)	(13.0)	45,666
Debt certificates	3,206	(55.5)	(53.0)	7,209
Other liabilities	6,551	(23.0)	(10.4)	8,505
Economic capital allocated	2,355	(18.3)	(7.5)	2,881

Relevant business indicators	31-12-18	Δ %	Δ %(1)	31-12-17
Performing loans and advances to customers under management (2)	34,518	(28.2)	(21.2)	48,068
Non-performing loans	1,747	(7.3)	(3.2)	1,884
Customer deposits under management (3)	35,984	(21.7)	(13.2)	45,970
Off-balance sheet funds (4)	11,662	(4.4)	(1.1)	12,197
Risk-weighted assets	42,736	(23.7)	(14.4)	55,975
Efficiency ratio (%)	45.7			45.1
NPL ratio (%)	4.3			3.4
NPL coverage ratio (%)	97			89
Cost of risk (%)	1.44			1.32

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

South America. Data per country

(Million of euros)

	IFRS 9			IAS 39	IFRS 9			IAS 39
	Operating income				Net attributable profit
Country	2018	Δ %	Δ % (1)	2017	2018	Δ %	Δ % (1)	2017
Argentina	179	(65.7)	(20.6)	522	(29)	n.s.	n.s.	219
Chile	289	(31.2)	(28.9)	421	137	(27.1)	(24.7)	188
Colombia	645	0.3	4.8	644	229	11.6	16.6	206
Peru	736	1.3	6.7	726	195	8.4	14.3	180
Other countries (2)	161	23.0	29.7	131	59	(13.6)	(8.2)	68

Total	2,011	(17.7)	(2.5)	2,444	591	(31.3)	(16.5)	861

(1) Figures at constant exchange rates.

(2) Venezuela, Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

South America. Relevant business indicators per country

(Millions of euros)

	Argentina		Chile		Colombia		Peru
	31-12-18	31-12-17	31-12-18	31-12-17	31-12-18	31-12-17	31-12-18	31-12-17
Performing loans and advances to customers under management (1)(2)	4,221	2,982	2,045	13,542	11,835	11,385	13,351	13,021
Non-performing loans and guarantees given (1)	87	24	58	390	768	643	709	648
Customer deposits under management (1)(3)	5,986	3,531	10	8,975	12,543	11,702	12,843	12,263
Off-balance sheet funds (1)(4)	783	654	—	1,201	1,287	1,070	1,666	1,589
Risk-weighted assets	8,036	9,364	2,243	14,398	12,672	12,299	15,760	14,879
Efficiency ratio (%)	73.0	56.1	42.1	45.2	36.3	36.0	35.4	35.6
NPL ratio (%)	2.0	0.8	2.8	2.6	6.0	5.3	4.0	3.8
NPL coverage ratio (%)	111	198	93	60	100	88	93	100
Cost of risk (%)	1.60	0.61	0.81	0.76	2.16	2.59	0.98	1.14

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

The activity of the South American economies has exhibited, in general, a positive performance in the third quarter of 2018, mainly in the Andean countries, supported by a relatively expansive monetary policy. In contrast, economic activity in Argentina contracted once again, although significantly less than in the second quarter, in an environment in which stabilization signs are beginning to appear after the financial tensions that were previously present, and in which restrictive economic policies continue to be maintained. In the rest of the countries in the region, consumption continues to recover, supported by relatively low levels of inflation, and also investment, driven by the increase in domestic demand and the recovery of confidence.

Inflation in the region remains generally under control, at levels close to the objectives of the respective central banks. In this sense, an end to the lax monetary policy phase could be coming, and gradual increases in interest rates by the monetary authorities could begin in the coming months. As with the case of economic activity, the situation in Argentina contrasts with that of the other countries in the region. Despite recent signs of moderation, inflation remains high, in a context in which the restrictive tone of monetary policy is implemented through the nominal stability of monetary aggregates.

Regarding the banking systems within BBVA’s regional footprint, the macroeconomic backdrop and low levels of banking penetration in these countries in aggregate terms (obviously with differences between countries) led to strong results in the main indicators of profitability and solvency, while non-performing loans remained under control. In addition, there has been sustained growth in lending and deposits.

Activity

On 6-July-2018, after obtaining all required authorizations, BBVA completed the sale to The Bank of Nova Scotia of its direct and indirect stake in Banco Bilbao Vizcaya Argentaria, Chile (BBVA Chile) as well as in other companies of its group in Chile whose operations are complementary to the banking business (particularly, BBVA Seguros Vida, S.A.). The impacts of this transaction were reflected in the financial statements of the BBVA Group for the third quarter of 2018. In addition, as it was announced to the market through relevant event on December 19, 2018 BBVA has decided to initiate a strategic review of alternatives for its automobile financing business in Chile mainly carried out by the company Forum Servicios Financieros, S.A. (“Forum”). Despite Forum being a highly attractive business, BBVA’s sale of its banking business in Chile, advises the initiation of this review process.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be provided at constant exchange rates, and will be impacted by the divestment in BBVA Chile. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity in 2018 were:

•	Lending (performing loans under management) in South America was 21.2% below the same period the previous year. Excluding BBVA Chile from the comparison, loans to customers grew by 8.6% since 31-12-2017. By country, the most significant increase was in Argentina (up 41.6% year-on-year) together with the improvement in lending in Colombia and Peru. By portfolios, excluding BBVA Chile from the comparison, performance was especially positive in the mortgage, consumer and business banking segments.

•	Regarding asset quality of the portfolio, the NPL ratio, as of 31-December-2018 stood at 4.3%, in line with the previous quarter, while the NPL coverage ratio decreased to 97% (101% as of 30-September-2018).

•	Customer funds decreased by 13.2%, although on a comparable basis, i.e. excluding BBVA Chile from the comparison, they grew by 10.7%. Off-balance-sheet funds, on a comparable basis, increased by 10.1% year-on-year. By country there was a positive trend in Argentina, Colombia and to a lesser extent in Peru, with a total customer funds increase of +61.8, +8.3 and +4.7%, respectively.

Results

South America generated a net attributable profit of €591m, which represents year-on-year variation of -16.5% (-31.3% at current exchange rates). This evolution is affected by the negative impact of accounting for hyperinflation in Argentina in the net attributable profit of the area (€-266m) as well as by the change in the perimeter originated from the sale of BBVA Chile. Excluding these two impacts, the most recurrent income (net interest income and commissions) and NTI increased by 11.7% in year-on-year terms, which offsets the increase of the impairment losses on financial assets (up 5.2% compared to the close of 2017). As a result, the cumulative cost of risk at the close of December stood at 1.44%.

By country, the trends in 2018 were as follows:

•	In Argentina, there was year-on-year growth in gross income of 29.2%. This increase was based both on the performance of recurring revenue (boosted by higher volumes of business) and the positive performance of NTI (mainly due to exchange rates). The aforementioned in combination with the increase in impairment losses on financial assets and the negative effect of hyperinflation adjustment posted a net attributable profit of -€29m.

•	In Colombia, the increase in earnings was based on the good performance of net interest income (due to a positive performance in activity and customer spreads) and higher net fees and commissions, which boosted gross income (up 5.3%). The aforementioned, together with the reduction of impairment losses on financial assets, this led to a year-on-year increase of 16.6% in the net attributable profit.

•	In Peru, net attributable profit increased by 14.3% year-on-year, leveraged by the good performance of net interest income (increase in lending), higher net fees and commissions and a good performance of the impairment losses on financial assets.

Rest of Eurasia

Highlights
•	Positive trend in lending activity.
•	Performance of deposits strongly influenced by the environment of negative interest rates.
•	Despite de control costs, earnings affected by decrease in revenues.
•	Improvement of the NPL and NPL coverage ratios.

Financial statements and relevant business indicators

(Millions of euros and percentage)

	IFRS 9		IAS 39
Income statement	2018	Δ %	2017
Net interest income	175	(2.5)	180
Net fees and commissions	138	(15.9)	164
Net trading income	101	(17.3)	123
Other operating income and expenses	(0)	n.s.	1
Gross income	415	(11.4)	468
Operating expenses	(291)	(5.6)	(308)
Personnel expenses	(136)	(12.8)	(156)
Other administrative expenses	(149)	5.4	(141)
Depreciation	(6)	(44.2)	(11)
Operating income	124	(22.5)	160
Impairment on financial assets not measured at fair value through profit or loss	24	4.0	23
Provisions or reversal of provisions and other results	(3)	(40.4)	(6)
Profit/(loss) before tax	144	(18.5)	177
Income tax	(51)	(2.6)	(52)
Profit/(loss) for the year	93	(25.2)	125
Non-controlling interests	—	—	—
Net attributable profit	93	(25.2)	125

	IFRS 9		IAS 39
Balance sheets	31-12-18	Δ %	31-12-17
Cash, cash balances at central banks and other demand deposits	273	(68.9)	877
Financial assets designated at fair value	504	(49.1)	991
of which loans and advances	—	—	—
Financial assets at amortized cost	16,930	12.8	15,009
of which loans and advances to customers	15,731	5.8	14,864
Inter-area positions	—	—	—
Tangible assets	39	10.4	36
Other assets	254	(27.8)	352
Total assets/liabilities and equity	18,000	4.3	17,265
Financial liabilities held for trading and designated at fair value through profit or loss	42	(6.3)	45
Deposits from central banks and credit institutions	1,316	(44.3)	2,364
Deposits from customers	4,876	(27.2)	6,700
Debt certificates	213	(39.9)	354
Inter-area positions	9,977	76.8	5,643
Other liabilities	819	(34.2)	1,246
Economic capital allocated	757	(17.1)	913

Relevant business indicators	31-12-18	Δ %	31-12-17
Performing loans and advances to customers under management (1)	16,553	7.7	15,362
Non-performing loans	430	(22.7)	556
Customer deposits under management (1)	4,876	(27.2)	6,700
Off-balance sheet funds (2)	388	3.2	376
Risk-weighted assets	15,449	(0.3)	15,150
Efficiency ratio (%)	70.2		65.9
NPL ratio (%)	1.7		2.4
NPL coverage ratio (%)	83		74
Cost of risk (%)	(0.11)		(0.16)

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macroeconomic environment

Growth in the Eurozone moderated in the third quarter of 2018 to 0.2% quarterly from 0.4% in the second quarter, according to the latest Eurostat information. This performance is mainly explained by a worse exports evolution, while the contribution of domestic demand remained stable despite the lower growth of private consumption. Domestic fundamentals remain solid, with an improvement in the labor market which, together with the moderation in prices, continues to support the growth of private spending, while favorable financial conditions and the absorption of the economy’s idle capacity will continue to sustain the recovery of investment. For its part, the depreciation of the euro from the second quarter of 2018 will continue to support the competitiveness of exports. As a result, GDP growth could have been somewhat below 2% in 2018, after a total of 2.5% in 2017.

Headline inflation moderated to 1.6% in December after the strong rebound since mid-year due to the significant deceleration in the prices of energy products, while core inflation remained relatively stable at low levels (1.1%). In this context, the ECB announced the completion of asset purchases in December of 2018, although it will continue to reinvest in those that reach their maturity term and will maintain interest rates at low levels until, at least, the summer of 2019. The recent increase in downside risks to growth will keep the ECB cautious.

Activity and results

This business area basically includes the Group’s retail and wholesale business in Europe (excluding Spain) and Asia.

The key aspects of the activity and results as of 31-December-2018 in this area were:

•	Lending (performing loans under management) showed a year-on-year change of 7.7%.

•	Credit risk indicators improved in the last twelve months: the NPL ratio closed at 1.7% (2.4% as of the close of 2017) and the NPL coverage ratio closed at 83% (74% as of 31-December-2017).

•	Customer deposits under management were still strongly influenced by the negative interest rate environment in the region and showed a decline of 27.2%.

•	Regarding results, gross income declined (-11.4% year-on-year): Europe (excluding Spain) fell by 13.6% and Asia grew by 11.0%. On the other hand, operating expenses continued to fall (down 5.6%), due to tight control of personnel costs. Impairments on financial assets recorded a release of provisions that were 4.0% higher than the previous year, as a result of lower loan-loss provisions in Europe. As a result, the cumulative net attributable profit of 2018 stood at €93 million (down 25.2% year-on-year).

Corporate Center

The Corporate Center basically includes the costs of the head offices that have a corporate function; management of structural exchange-rate positions; certain issuances of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding earnings, whose management is not linked to customer relationships, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles. As of the end of 2018, the area includes the 20% participation that BBVA maintains in Divarian.

Financial statements

(Millions of euros and percentage)

	IFRS 9		IAS 39
Income statement	2018	Δ %	2017
Net interest income	(276)	(22.8)	(357)
Net fees and commissions	(59)	(32.1)	(86)
Net trading income	(155)	n.s.	436
Other operating income and expenses	57	(29.2)	80
Gross income	(432)	n.s.	73
Operating expenses	(920)	3.6	(888)
Personnel expenses	(507)	2.4	(496)
Other administrative expenses	(199)	106.3	(96)
Depreciation	(214)	(27.8)	(297)
Operating income	(1,352)	65.9	(815)
Impairment on financial assets not measured at fair value through profit or loss	(2)	(99.8)	(1,125)
Provisions or reversal of provisions and other results	(65)	(10.8)	(73)
Profit/(loss) before tax	(1,420)	(29.5)	(2,013)
Income tax	290	75.0	166
Profit/(loss) after tax from ongoing operations	(1,130)	(38.8)	(1,847)
Results from corporate operations (1)	633	—	—
Profit/(loss) for the year	(497)	(73.1)	(1,847)
Non-controlling interests	3	n.s.	(1)
Net attributable profit	(494)	(73.3)	(1,848)
Net attributable profit excluding results from corporate operations	(1,127)	(39.0)	(1,848)

(1)	Includes net capital gains from the sale of BBVA Chile.

	IFRS 9		IAS 39
Balance sheets	31-12-18	Δ %	31-12-17
Cash, cash balances at central banks and other demand deposits	119	n.s.	5
Financial assets designated at fair value	3,304	31.5	2,514
of which loans and advances	—	—	—
Financial assets at amortized cost	—	—	—
of which loans and advances to customers	—	—	—
Inter-area positions	(7,314)	n.s.	(1,501)
Tangible assets	1,567	(17.2)	1,893
Other assets	24,406	38.8	17,585

Total assets/liabilities and equity	22,084	7.7	20,497

Financial liabilities held for trading and designated at fair value through profit or loss	—	—	—
Deposits from central banks and credit institutions	—	—	—
Deposits from customers	—	—	—
Debt certificates	8,874	1.2	8,772
Inter-area positions	(15,195)	(7.3)	(16,384)
Other liabilities	153	(65.5)	443
Economic capital allocated	(21,674)	(13.1)	(24,941)
Shareholders’ funds	49,927	(5.1)	52,606

The Corporate Center registered a net attributable loss of €494m during 2018, which positively compares with a loss of €1,848m in 2017. By entries, the most relevant are the following:

•	Negative contribution from NTI, compared to the capital gains recorded, in the amount of €436m before taxes as of the end of 2017, from the market sales of the stakes in CNCB (€204m in the first quarter, for the sale of 1.7%, and €24m in the third quarter for the sale of the remaining 0.34%).
•	Lower impairment on financial assets, as in 2017 this line registered the recognition of impairment losses of €1,123m from BBVA’s stake in Telefónica, S.A.

•	The results from corporate operations includes the capital gains (net of taxes) originated by the sale of BBVA Chile, which amounts to €633m. Excluding this effect, the attributable profit without corporate operations, amounted to -€1,127m, representing a loss 39.0% lower than the amount registered twelve months earlier.

Other information: Corporate & Investment Banking

Highlights

•	Continued environment of pressure on margins and excess liquidity.

•	Better year-on-year performance of lending.

•	Good performance of net interest income.

•	Net attributable profit impacted by higher provisions.

Financial statements and relevant business indicators

(Millions of euros and percentage)

	IFRS 9			IAS 39
Income statement	2018	Δ %	Δ % (1)	2017
Net interest income	1,441	5.0	16.2	1,372
Net fees and commissions	692	(10.5)	(2.3)	774
Net trading income	849	(2.5)	6.4	871
Other operating income and expenses	(40)	n.s.	n.s.	112
Gross income	2,941	(6.0)	2.9	3,128
Operating expenses	(1,007)	(5.8)	(0.7)	(1,068)
Personnel expenses	(450)	(11.3)	(7.9)	(508)
Other administrative expenses	(448)	(1.2)	6.9	(453)
Depreciation	(109)	1.1	2.6	(108)
Operating income	1,935	(6.1)	4.8	2,060
Impairment on financial assets not measured at fair value through profit or loss	(340)	131.6	175.0	(147)
Provisions or reversal of provisions and other results	(36)	(14.7)	(12.2)	(42)
Profit/(loss) before tax	1,558	(16.7)	(7.3)	1,871
Income tax	(362)	(25.9)	(17.7)	(489)
Profit/(loss) for the year	1,196	(13.5)	(3.6)	1,382
Non-controlling interests	(180)	(29.4)	(11.0)	(255)
Net attributable profit	1,016	(9.8)	(2.1)	1,127

(1)	Figures at constant exchange rates.

	IFRS 9			IAS 39
Balance sheets	31-12-18	Δ %	Δ %(1)	31-12-17
Cash, cash balances at central banks and other demand deposits	5,084	21.0	15.1	4,200
Financial assets designated at fair value	92,394	26.8	26.4	72,878
of which loans and advances	28,870	n.s.	n.s.	648
Financial assets at amortized cost	65,120	(30.7)	(28.9)	93,948
of which loans and advances to customers	58,718	(13.0)	(10.4)	67,529
Inter-area positions	—	—	—	—
Tangible assets	29	(17.3)	(14.0)	35
Other assets	2,119	(9.5)	(7.3)	2,342

Total assets/liabilities and equity	164,747	(5.0)	(3.9)	173,403

Financial liabilities held for trading and designated at fair value through profit or loss	81,312	65.7	65.9	49,060
Deposits from central banks and credit institutions	14,805	(67.4)	(67.7)	45,427
Deposits from customers	40,026	(18.0)	(15.9)	48,792
Debt certificates	1,117	113.7	112.9	523
Inter-area positions	20,155	(7.1)	(2.3)	21,687
Other liabilities	3,915	0.2	(0.5)	3,908
Economic capital allocated	3,416	(14.7)	(12.8)	4,007

(1)	Figures at constant exchange rates.

	IFRS 9			IAS 39
Relevant business indicators	31-12-18	Δ %	Δ %(1)	31-12-17
Performing loans and advances to customers under management (2)	58,783	4.4	8.3	56,315
Customer deposits under management (2)	40,007	(9.3)	(6.7)	44,095
Off-balance sheet funds (3)	993	(26.9)	(15.4)	1,357
Efficiency ratio (%)	34.2			34.1

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

Financial market trends

In the fourth quarter of the year, there was a correction of high risk financial assets. This time, developed countries, in particular the United States, suffered the majority of the adjustment. At first, the downward movement was initiated by a revaluation of the assets at higher interest rates. However, the fear of deceleration of developed economies ended up accentuating the trend. Doubts concerning the disengagement process between the United Kingdom and the European Union, and trade tensions between China and the United States, along with the clash between the European Commission and the Italian government, also contributed to the increasing caution in financial markets. In this environment, the implied volatility in equity and interest rates returned to high levels, close to those reached in the first quarter of 2018. Investors sought refuge in sovereign bonds, which led to a significant decline in debt yields, both in the United States, where they remained at January 2018 levels, as well as in Germany, where they retreated to October 2016 levels.

The central banks continued with their processes of normalization of monetary policies. The Fed raised its benchmark interest rate for the fourth time in the year, to 2.25-2.50%, in December, and maintained the strategy of balance sheet reduction. The ECB, in turn, kept interest rates unchanged, but confirmed the end of the financial assets purchase program in December 2018; however, it will continue to be present in the market through the program for the reinvestment of the principal maturities of its asset portfolio. The economic slowdown and uncertainty caused by Brexit weighed on the euro, which ended the quarter slightly depreciated. The Turkish lira reversed part of the depreciation suffered in the third quarter of 2018. Conversely, the volatility of the Mexican peso remained.

Activity

All the comments below regarding rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at the current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity in 2018 were:

•	The market conditions remain unchanged, with margins squeezed and excess liquidity. Lending (performing loans under management) grew by 8.3% during the year.

•	Positive trend in customer funds which stood in line with the previous quarter (+0.1%), although the year-on-year comparison is negative (-7.0%).

•	In the mergers & acquisitions (M&A) business, activity in the Spanish market in 2018 has been positive showing a growth in the number of operations, driven by the rebound of foreign investors. The High liquidity levels, the attractive financing conditions and the economic growth situation in Spain are expected to continue to stimulate the market during 2019.
•	In the Equity Capital Markets Unit (ECM), the last quarter of the year has been marked by high levels of volatility that have made it more difficult to complete the operations expected in the primary market. The market for IPOs has suffered especially throughout Europe during 2018, the Spanish market is not an exception to this trend, since significant operations have been canceled or postponed in the last part of the year. Despite the deterioration in the market environment, BBVA has been one of the most active banks measured by the number of primary transactions in the primary Spanish equity market, excluding ABBs and convertibles.

•	In 2018, BBVA has consolidated its leadership in the green and sustainable loans, while at the same time it has continued betting on innovation, setting new milestones, particularly with the application of blockchain technology to corporate loans, also using its own platform.

•	In the market of the Green Loans, BBVA has been the most active bank globally leading 25 transactions (of the 32 investees) not only in Spain, but also in Mexico, Italy, the United States, Turkey and Peru, highlighting the globalization of this market in strong growth.

•	In terms of innovative solutions for its customers, BBVA has been the first entity to apply blockchain technology to the field of corporate financing with 4 formalized operations.

Results

CIB registered a net attributable profit of €1,016m in 2018, a 2.1% less than in 2017. The highlights of the year-on-year changes in the income statement in this aggregate are summarized below:

•	Positive performance of net interest income (+16.2% year-on-year), specially in the second half of the year, driven by good performance in the United States, South America and Turkey.

•	Net fees and commissions showed a decrease, due to lower activity volume in Corporate Finance.

•	Rise in NTI (up 6.4%), that, nevertheless does not offset the lower contribution from other operating income and expenses.

•	As a result of the above, the gross income registered an increase of 2.9%, year-on-year.

•	Operating expenses closed in line with 2017 (-0.7%), thanks to an adequate management of discretionary costs, which offsets those affected by inflation on emerging economies and by investment in technology.

•	Finally, impairment losses on financial assets increased (+175,0%), mainly as a result of higher provision needs, especially in Turkey.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 1, 2019	By:	/s/ María Angeles Peláez Morón
	Name:	María Angeles Peláez Morón

	Title:	Authorized representative